





2019 PROXY STATEMENT

Notice of Annual Meeting of Stockholders
To be held May 7, 2019

OIL STATES INTERNATIONAL, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 7, 2019

To the Stockholders of Oil States International, Inc.:

You are invited to our 2019 Annual Meeting of Stockholders of Oil States International, Inc., a Delaware corporation (the "Company"), which will be held at the Two Allen Center, 1200 Smith Street, 12th Floor (Forum Room), Houston, Texas, 77002, on the 7th day of May, 2019 at 9:00 a.m. central daylight time (the "Annual Meeting"), for the following purposes:

1. To elect the two (2) Class III members of the Board of Directors named in the Proxy Statement to serve until the 2022 Annual Meeting of Stockholders (Item 1 - see page 13);
2. To conduct an advisory vote to approve executive compensation (Item 2 - see page 32);
3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019 (Item 3 - see page 56); and
4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors unanimously recommends that you vote FOR Items 1, 2 and 3.

The Company has fixed the close of business on March 13, 2019 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. It is important that your shares be represented and voted at the meeting. Please complete, sign and return a proxy card, or use the telephone or internet voting systems.

A copy of the Company's 2018 Annual Report on Form 10-K accompanies this Notice and Proxy Statement and is available on the website listed below.

By Order of the Board of Directors

Sincerely,

William E. Maxwell

William E. Maxwell
Corporate Secretary
Houston, Texas
March 22, 2019

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 7, 2019: A COPY OF THIS PROXY STATEMENT, PROXY VOTING CARD AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018 ARE AVAILABLE AT HTTP://WWW.IR.OILSTATESINTL.COM/PROXY-MATERIALS

TABLE OF CONTENTS

PROXY SUMMARY

This summary provides only a brief outline of selected information contained elsewhere in this Proxy Statement and does not provide a full and complete discussion of the information you should consider. Before voting on the items to be presented at the 2019 Annual Meeting of Stockholders (the "Annual Meeting"), you should review the entire Proxy Statement carefully. References to "Oil States," "we," "us," "our" and the "Company" mean Oil States International, Inc. and its consolidated subsidiaries, unless the context otherwise indicates or requires. For more complete information regarding our 2018 performance, please review the Company's 2018 Annual Report on Form 10-K (the "Form 10-K").

The Company's 2018 Annual Report on Form 10-K is being provided to stockholders together with this Proxy Statement and form of proxy beginning on March 22, 2019.

2019 ANNUAL MEETING OF STOCKHOLDERS

Time and Date:	Tuesday, May 7, 2019, 9:00 a.m. (Central Daylight Time)
Location:	Two Allen Center, 1200 Smith Street, 12th Floor (Forum Room), Houston, Texas 77002
Record Date:	March 13, 2019

Agenda and Voting Recommendations

Item	Description	Board Recommendation	Page
1	Election of Directors	**FOR** each nominee	13
2	Advisory Vote on Executive Compensation	**FOR**	32
3	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	56

Voting Methods

If you are a stockholder of record, you may vote using one of the following options. In all cases, please have your proxy card in hand and follow the instructions.



IN PERSON

Attend the annual meeting in Houston, Texas



BY MAIL

Follow the instructions to mark, sign and date your proxy card



BY PHONE

Use any touch-tone telephone to transmit your voting instructions **1-800-652-VOTE(8683)**



BY INTERNET

Use the internet to transmit your voting instructions **www.investorvote.com/OIS**

The telephone and internet voting deadline for the Annual Meeting is 10:59 p.m. central daylight time on May 6, 2019. If you are a beneficial holder (e.g., you hold your shares in street name), you should follow the instructions in the voting instruction form provided by your broker or bank in order to vote.

ITEM 1

To elect two (2) Class III members of the Board of Directors named in this Proxy Statement to serve until the 2022 Annual Meeting of Stockholders.

The term of the three current Class III directors will expire at the Annual Meeting. Stephen A. Wells, a current Class III director, is not standing for re-election and will retire when his term expires at the Annual Meeting. As further described beginning on page 13 of this Proxy Statement, the Board of Directors is currently comprised of nine members. The nine members are divided into three classes having four members in Class I, two members in Class II and three members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The Board of Directors recommends that stockholders vote "FOR" the election of each of the Class III director nominees named below.

The Oil States Board of Directors

Set forth below are the names of, and certain information with respect to, the Company's directors, including the two nominees for election to the Class III positions on the Board of Directors as of March 22, 2019.

Name and Principal Occupation	Age	Director Since	Independent	Other Current Public Company Boards	Committees		
					Audit	Compensation	Nominating & Corporate Governance
Class III Directors **(Nominees to Serve Until 2022)**							
Darrell E. Hollek Former Executive Vice President, Operations, Anadarko Petroleum Corporation	62	2018	Yes	• None	Member		Member
Robert L. Potter Chairman, Oil States International, Inc. Former President, FMC Technologies, Inc.	68	2017	Yes	• None		Chair	Member
Class III Director **(Retiring at End of Term Expiring in 2019)**							
Stephen A. Wells Former Chairman, Oil States International, Inc. President, Wells Resources, Inc.	75	1996	Yes	• None		Member	Chair
Class I Directors **(Term Expiring in 2020)**							
Lawrence R. Dickerson Former Director, President and Chief Executive Officer, Diamond Offshore Drilling, Inc.	66	2014	Yes	• Murphy Oil Corporation • Chairman, Great Lakes Dredge & Dock Corporation		Member	
Christopher T. Seaver Former Chairman and Chief Executive Officer, Hydril Company	70	2008	Yes	• Exterran Corporation • Chairman, McCoy Global Inc.	Member		
Cindy B. Taylor President and Chief Executive Officer, Oil States International, Inc.	57	2007	No	• AT&T Inc.			
E. Joseph Wright Former Vice President and Chief Operating Officer, Concho Resources, Inc.	59	2018	Yes	• Concho Resources, Inc.		Member	Member
Class II Directors **(Term Expiring in 2021)**							
S. James Nelson, Jr. Former Vice Chairman, Cal Dive International, Inc. (now Helix Energy Solutions Group, Inc.)	76	2004	Yes	• ION Geophysical Corp. • W&T Offshore, Inc.	Member		
William T. Van Kleef Former Executive Vice President and Chief Operating Officer, Tesoro Corporation	67	2006	Yes	• Noble Energy, Inc.	Chair		

DIRECTOR INDEPENDENCE



8 of our 9 Directors are independent, including our Chairman

DIRECTOR TENURE



| 0-3 years | 4-6 years | 7-10 years | 11+ years |

Average Director Tenure: **8 years**

DIRECTOR SKILLS AND EXPERIENCE



Outside Board Experience: 8

Executive Leadership: 9

Past CFO: 4

Financial: 9

Past or Present CEO: 4

International Operations: 8

Energy/Oilfield Services: 9

Our Directors bring leadership skills and experience in areas relevant to Oil States

Corporate Governance

Oil States has corporate governance policies and guidelines that the Board of Directors believes are consistent with Oil States' values, and that promote the effective functioning of the Board, its committees and the Company. The Corporate Governance section of this Proxy Statement beginning on page 22 describes our governance framework, which includes the following:

Board and Governance Information

Size of Board	9	Board Risk Assessment Oversight	Yes
Number of Independent Directors	8	Code of Conduct for Directors, Officers and Employees	Yes
Separate Chair and CEO	Yes	Incentive Compensation Clawback Policy	Yes
Board Meetings Held in 2018	6	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Independent Directors Meet in Executive Session	Yes	Anti-Hedging and Pledging Policies	Yes
Annual Board and Committee Evaluations	Yes	Financial Code of Ethics for Senior Officers	Yes

ITEM 2

To conduct an advisory vote to approve executive compensation.

The Board of Directors believes Oil States' executive compensation program closely links executive compensation to the execution of our strategy and accomplishment of our goals that coincide with stockholder objectives. We recommend that you review our Compensation Discussion and Analysis beginning on page 32, which explains in greater detail our executive compensation programs. While the outcome of this proposal is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.

Our Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers (together referred to as the "NEOs") and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of the Company. The Company's compensation programs are designed to provide compensation that:



Attracts, motivates, rewards and retains high-performing executives

Reinforces the relationship between strong individual performance of executives and business results

Aligns the interests of our executives with the long-term interests of our stockholders

Neither promotes overly conservative actions or excessive risk taking

In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation as at risk compensation, including both short- and long-term incentives. The following charts depict elements of the target compensation for the CEO and collectively for the other NEOs of the Company.



2018 TARGET COMPENSATION MIX

CEO

Long-term Equity/ Performance-Based Incentives 69%

Base Salary 15%

Short-term Cash Incentives 16%

At Risk Compensation 85%

ALL OTHER NAMED EXECUTIVE OFFICERS

Long-term Equity/ Performance-Based Incentives 65%

Base Salary 20%

Short-term Cash Incentives 15%

At Risk Compensation 80%

Reported versus Realized Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the NEOs. Because a significant portion of the NEOs' compensation is at risk (85% to 80% as shown above), the target values established may vary substantially from the actual pay that may be realized, particularly given the highly cyclical nature of the energy services industry.

"Reported compensation" is the total compensation that is reported in the summary compensation table of our Proxy Statement. "Realized compensation" for any given year is calculated by adding together: actual base salary paid, total annual non-equity incentive plan compensation paid, the value of service-based and performance-based restricted stock awards that vested during the year, if any, based on the closing price of the Company's common stock on the day of vesting, the value of any stock options that were exercised in that year based on the actual price of the Company's common stock at the time of exercise as compared to the grant date exercise price of the option, and the actual value of all other compensation earned in the year.

The following table summarizes reported compensation values for our CEO and collectively for the other NEOs, as compared to realized values for the years ended December 31, 2017 and 2018 (in thousands):



REPORTED VERSUS REALIZED COMPENSATION VALUES[1]

CEO COMPENSATION[2]

2017 REPORTED $5,230 — REALIZED $3,570
2018 REPORTED $4,797 — REALIZED $3,101

ALL OTHER NAMED EXECUTIVE OFFICERS COMPENSATION[3]

2017 REPORTED $8,287 — REALIZED $5,607
2018 REPORTED $8,112 — REALIZED $5,522

(1) This table is intended to provide supplemental information for compensation that has been reported within the Summary Compensation Table. It is not intended to substitute or replace any amounts reported within the Summary Compensation Table.

(2) Realized non-equity incentive plan compensation for the Company's CEO was approximately $1.1 million in 2017 and $0.5 million in 2018.

(3) Realized non-equity incentive plan compensation for the Company's other NEOs was approximately $1.6 million in 2017 and $1.0 million in 2018.

ITEM 3

To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019.

As further detailed beginning on page 56, our Board of Directors has ratified our Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019.

SUSTAINABILITY

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Committed to being a good corporate citizen

"At Oil States, we endeavor to conduct ourselves with the highest ethical standards and integrity. We view it as our duty to protect the health and safety of our employees, while minimizing any negative impact to the environment. We strive to be inclusive and look to support our local communities in order to provide leadership, leave positive and lasting impressions and establish a sustainable corporate position for the longer-term."

- Cindy B. Taylor, *Chief Executive Officer*

Environmental

Corporate Commitment

The Company's commitment to environmental matters is an integral part of our culture and business practices. It's our policy to ensure the integrity of our processes and facilities so that our operations are protective of the environment. We strive to prevent releases to the atmosphere, land and water and employ waste reduction and minimization practices wherever possible. The Company participates in recycling programs globally.

Our facilities and operations are regulated with reporting obligations to various bodies and our environmental footprint is less significant than most industry participants. The Company recognizes the importance of environmental stewardship and strives to eliminate and/or minimize environmental impacts through applying common best practices to reduce waste, air emissions and releases to the environment.

Energy consumption and conservation is constantly evaluated and monitored at our operations. Examples of our best practices include monitoring vehicle fuel efficiency, adopting mileage consolidation or reduction strategies, use of alternative fuels for better efficiency and less impact to the environment, and use of lower energy consumption technology.

The Company's commitment to the environment is continuously evaluated for improvement by:

- Setting internal goals consistent with the International Standards Organization ("ISO");
- Employee awareness and training for continual improvement of our environmental management practices;
- Compliance management with all applicable federal, state, municipal, and international environmental laws and regulations; and
- Monitoring and evaluation for continuous improvement of current best practices employed to reduce Company and customer environmental impacts.

Divisional Strategies

Our Offshore/Manufactured Products segment utilizes the U.S. Environmental Protection Agency's Lean and Environment Toolkit in its manufacturing processes. As a result, we have reduced the amount of waste produced in our manufacturing processes. To help lower energy consumption, fluorescent lighting is being phased out and replaced with LED lighting. Our Health, Safety and Environmental ("HSE") programs are being managed to meet the Global Sustainability Standards Board Global Reporting Initiative 403 2016 standard. Both our Asia and United Kingdom locations maintain ISO 14001 and OHSAS 18001 management system certifications. This business segment also uses a vehicle monitoring telemetry system in its entire fleet.

Our Well Site Services segment vehicle policy focuses on improving vehicle fuel economy by requiring all Company vehicles to be equipped with telemetry systems. Further, personal use of Company vehicles is prohibited. Our vehicle telemetry systems monitor driving behaviors (such as speeding and hard acceleration) and collects data from vehicle engine control modules by capturing preventive maintenance compliance, engine diagnostics codes, and tire pressure (if available).

Our fleet services provider combined with a state of the art vehicle telemetry system accurately captures miles driven, fuel usage and emissions from our Well Site Services' vehicle fleet.



Our Downhole Technologies segment has achieved three consecutive years with zero findings during the ISO 9001:2015 Surveillance Audit. The segment's United Kingdom operations maintains ISO 45001 management system certification.

Safety

Oil States is committed to business conduct that actively promotes and protects the health and safety of its employees, contractors, business partners, visitors and the communities where we work. Specifically, we are committed to the following:

- The setting of global targets for continuous HSE improvement;
- Employee participation through safety committees, behavior-based observations, and employee Stop Work Authority amongst other aspects of our safety management system; and
- Global compliance with the Company's HSE management system, internationally-recognized/certified management systems and all applicable national, state, local and international HSE laws and regulations.

We are transparent in our communications about our HSE commitment to employees, contractors, vendors, suppliers and customers. We continually solicit input in improving our programs. Employee participation is a vital element in our success. Where existing laws and regulations are not adequate to ensure protection of human health, safety, and the environment, the Company will establish or follow more rigorous internal policies and procedures.

Social

Our Global Workforce

At Oil States, we cultivate a culture that focuses on our core values which embrace diversity as a key business strategy. Our operations are global and demands a diverse workforce, which gives us a competitive advantage and allows us to better understand and communicate with a diverse population of constituents. Our strong focus on innovation necessitates an equally strong focus on diversity which we believe creates diverse teams that can arrive at better solutions to problems.

EMPLOYEE HEADCOUNT



GLOBAL WORKFORCE



EXECUTIVE/SENIOR MANAGEMENT



Workforce Training and Development

Employee training, career development and retention are key to the Company's success. We offer a wide range of development opportunities, both non-technical and technical. A range of courses and programs primarily focus on building the capabilities of the Company to apply and develop our defined competencies. As well as leadership development, we also include training on our Corporate Code of Business Conduct and Ethics Policy and Anti-Bribery Policy. Safety training is also a primary focus.

The Company is highly involved in supporting industry along with local and national civic and charitable organizations. We believe that by taking leadership roles and giving back to our communities, we help support the sustainability of our local economies and in turn help ensure the longevity of our businesses.

Governance

Over the last two years, our Board of Directors has experienced healthy refreshment with the addition of three new directors who were appointed in connection with the resignation of two long standing directors. We are heavily focused on board diversity and are actively pursuing qualified candidates to expand in this area.

DIRECTOR TENURE



- 0-3 years
- 4-6 years
- 7-10 years
- 11+ years

DIRECTOR INDEPENDENCE



- Independent
- Non-Independent

DIRECTOR AGE



- 57-60
- 61-70
- 71-76

DIRECTOR GENDER DIVERSITY



- Male
- Female

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors is currently comprised of nine members. The nine members are divided into three classes having four members in Class I, two members in Class II and three members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The term of the three current Class III directors will expire at the Annual Meeting. The term of the Class I directors will expire at the 2020 Annual Meeting of Stockholders, and the term of the Class II directors will expire at the 2021 Annual Meeting of Stockholders.

NOMINEES

Two directors are to be elected to serve as Class III directors at the Annual Meeting. Based on the recommendation of our Nominating & Corporate Governance Committee, the Board of Directors has nominated Darrell E. Hollek and Robert L. Potter to fill two of the three expiring Class III positions on the Board of Directors, to hold office for three-year terms expiring at the Annual Meeting of Stockholders in 2022, or until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Stephen A. Wells, a current Class III director, is not standing for re-election and will retire when his term expires at the Annual Meeting. Each of the director nominees, Messrs. Hollek and Potter, presently serve as Class III directors. Stockholder nominations will not be accepted

for filling Board of Directors seats at the Annual Meeting because our bylaws require advance notice for such a nomination, the time for which has passed. Our Board of Directors has determined that Messrs. Hollek and Potter are "independent" as that term is defined by the applicable New York Stock Exchange (the "NYSE") listing standards. See " Director Independence" below for a discussion of director independence determinations. The proxy (unless otherwise directed, revoked or suspended) will be voted FOR the election of the two nominees for director.

There are no family relationships among executive officers and/or the directors of the Company.

VOTE REQUIRED

A plurality of votes cast is required for the election of directors. Both abstentions and broker non-votes will not have any effect on the outcome of voting on director elections. If any nominee should be

unable to serve as a director, the shares represented by proxies will be voted for the election of a substitute nominated by the Board of Directors to replace such nominee.

DIRECTOR RESIGNATION POLICY

Our Corporate Governance Guidelines provide that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation for consideration by the Nominating & Corporate Governance Committee following certification of the stockholder vote.

The Nominating & Corporate Governance Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. In making this recommendation, the Nominating & Corporate Governance Committee will consider all factors deemed relevant by its members including, without limitation: (1) the underlying reasons why stockholders may have "withheld" votes for election from such director, if known; (2) the length of service and qualifications of the director whose resignation has been tendered; (3) the director's past and potential future contributions to the Company; (4) the current

mix of skills and attributes of directors on the Board; (5) whether, by accepting the resignation, the Company will no longer be in compliance with any applicable law, rule, regulation, or governing instrument; and (6) whether accepting the resignation would be in the best interests of the Company and its stockholders.

Any director who changes his or her employer or otherwise has a significant change in job responsibilities shall give written notice to the Nominating & Corporate Governance Committee, specifying the details, as soon as feasible. Any director who changes his or her employer or otherwise has a significant change in job responsibilities shall also proffer his or her resignation to the Board. The Board of Directors, through the Nominating & Corporate Governance Committee, shall review the matter in order to evaluate the continued appropriateness of such director's membership on the Board and each applicable Board committee under these circumstances, taking into account all relevant factors and may accept or reject a proffered resignation.

> **The Board of Directors recommends that stockholders vote "FOR" the election of each of the director nominees.**

NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Set forth below are the names of, and certain information with respect to, the Company's directors, including the two nominees for election to the Class III positions on the Board of Directors as of March 22, 2019.

Nominees for Election for a Term Expiring in 2022 (Class III Directors)



DARRELL E. HOLLEK
Age: 62
Director since: June 2018

Oil States Board Committees:
Audit (as of October 2018)
Nominating & Corporate Governance
(as of October 2018)

Other Current Public Directorships:
None

Mr. Hollek served as Executive Vice President, Operations of Anadarko Petroleum Corporation ("Anadarko"), an independent oil and natural gas exploration and production company with operations onshore and offshore the United States, and internationally in Africa and South America until he retired in 2017. His responsibilities included U.S. onshore exploration, production and midstream activities along with Gulf of Mexico and international operations. During his 38-year career at Anadarko, Mr. Hollek held a number of senior leadership positions, including Executive Vice President, U.S. Onshore Exploration and Production, Senior Vice President, Deepwater Americas Operations and Vice President of Gulf of Mexico and Worldwide Deepwater Operations. Mr. Hollek holds a Bachelor of Science degree in Mechanical Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership  Energy/Oilfield Services

 Financial Experience  International Operations



ROBERT L. POTTER
Independent Chairman: As of August 2018
Age: 68
Director since: 2017

Oil States Board Committees:
Compensation (Chair)
Nominating & Corporate Governance

Other Current Public Directorships:
None

Former Public Directorships:
Tidewater, Inc. (2013 – 2017)

Mr. Potter served as President of FMC Technologies, Inc. ("FMC"), a global provider of technology solutions for the energy industry, from August 2012 until November 2013 when he retired. Mr. Potter joined FMC in 1973 after his graduation from Rice University with a degree in Commerce. He served in a number of sales management roles in North America and overseas (Middle East, Europe, and Africa). Subsequently, he held numerous operations management roles responsible for multiple manufacturing facilities throughout North and South America. In 2001, Mr. Potter was appointed as Vice President of Energy Processing and a corporate officer following FMC Technologies split from FMC Corporation. In this role, Mr. Potter was responsible for multiple global businesses focused on downstream energy applications. In 2007, he was appointed Senior Vice President of Energy Processing and Global Surface Wellhead and then in 2010 to Executive Vice President of Energy Systems where he was responsible for FMC's upstream and downstream portfolio. Mr. Potter is a former chairman of the board for the Petroleum Equipment & Services Association and a former member of the board of directors of the National Ocean Industries Association. He is a current member of the Council of Overseers for the Jones Graduate School of Business at Rice University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Outside Board Experience

 Financial Experience    International Operations

Retiring at end of Term Expiring in 2019 (Class III Director)



STEPHEN A. WELLS
Independent Chairman: May 2006 to February 2016
Age: 75
Director since: 1996

Oil States Board Committees:
Compensation
Nominating & Corporate Governance (Chair)

Other Current Public Directorships:
None

Mr. Wells is the President of Wells Resources, Inc., a privately-owned oil, natural gas and ranching company, and has served in that position since 1983. From October 1993 to February 1996, he was Chief Executive Officer and a director of Coastwide Energy Services, Inc., a Gulf Coast marine terminal operator and from March 1992 to September 1994, served as Chief Executive Officer and a director of Grasso Corporation, an oil and gas production management services company.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CEO

 Financial Experience    International Operations    Outside Board Experience

Directors Continuing in Office

Class I Directors (Term Expiring in 2020)



LAWRENCE R. DICKERSON
Age: 66
Director since: 2014

Oil States Board Committees:
Compensation

Other Current Public Directorships:
Murphy Oil Corporation
Great Lakes Dredge & Dock Corporation

Former Public Directorships:
Hercules Offshore, Inc. (2015 - 2016)

Mr. Dickerson retired in March 2014 as President and Chief Executive Officer of Diamond Offshore Drilling, Inc., an offshore drilling company. During his 34-year career at Diamond, Mr. Dickerson held a number of senior positions, including Chief Operating Officer and Chief Financial Officer. He holds a B.B.A. from the University of Texas.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CEO

 High Level of Financial Experience    International Operations    Past CFO

 Outside Board Experience



CHRISTOPHER T. SEAVER
Age: 70
Director since: 2008

Oil States Board Committees:
Audit

Other Current Public Directorships:
Exterran Corporation
McCoy Global Inc.

Former Public Directorships:
Exterran Holdings, Inc. (2008 – 2015)

Mr. Seaver served as the President and Chief Executive Officer and a director of Hydril Company ("Hydril"), an oil and gas services company specializing in pressure control equipment and premium connections for tubing and casing, from February 1997 until Hydril was acquired in May 2007, at which point he retired. Mr. Seaver served as Chairman of Hydril from November 2006 to May 2007. From 1993 until 1997, Mr. Seaver served as President of Hydril. Mr. Seaver joined Hydril in 1985 and served as Executive Vice President in charge of Hydril's premium connection and pressure control businesses prior to February 1993. Prior to joining Hydril, Mr. Seaver was a corporate and securities attorney for Paul, Hastings, Janofsky & Walker, and was a Foreign Service Officer in the U.S. Department of State with postings in Kinshasa, Republic of Congo and Bogota, Colombia. He holds a B.A. in economics from Yale University, and M.B.A. and J.D. degrees from Stanford University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CEO

 High Level of Financial Experience    International Operations    Outside Board Experience



CINDY B. TAYLOR
Age: 57
Director since: 2007

Oil States Board Committees:
None

Other Current Public Directorships:
AT&T Inc.

Former Public Directorships:
Tidewater Inc. (2008 - 2017)

Mrs. Taylor is the Chief Executive Officer and President of Oil States and is a member of the Company's Board of Directors. She has held these positions for 11 years since assuming the role in May 2007. From May 2006 until May 2007, Mrs. Taylor served as President and Chief Operating Officer of Oil States and served as Senior Vice President—Chief Financial Officer and Treasurer prior to that. From August 1999 to May 2000, Mrs. Taylor was the Chief Financial Officer of L.E. Simmons & Associates, Incorporated. Mrs. Taylor served as the Vice President—Controller of Cliffs Drilling Company from July 1992 to August 1999 and held various management positions with Ernst & Young LLP, a public accounting firm, from January 1984 to July 1992. She received a B.B.A. in Accounting from Texas A&M University and is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership

 Energy/Oilfield Services

 Present CEO

 High Level of Financial Experience

 International Operations

 Past CFO

 Outside Board Experience



E. JOSEPH WRIGHT
Age: 59
Director since: May 2018

Oil States Board Committees:
Compensation (as of October 2018)
Nominating & Corporate Governance
(as of October 2018)

Other Current Public Directorships:
Concho Resources, Inc.

Mr. Wright retired from Concho Resources Inc. ("Concho"), an independent exploration and production company engaged in the acquisition, development and exploration of oil and natural gas properties, in January 2019 where he most recently served as Executive Vice President and Chief Operating Officer. He has served as a director of Concho since 2017. Since joining Concho from its formation in 2004, Mr. Wright held a variety of leadership positions, including Senior Vice President and Chief Operating Officer and Vice President of Engineering and Operations. As Executive Vice President and Chief Operating Officer, he oversees Concho's drilling and completion programs, as well as its government, regulatory affairs and human resources functions. Prior to Concho, Mr. Wright was Vice President of Operations and Engineering of Concho Oil & Gas Corp. from its formation in 2001 until its sale in 2004. From 1997 to 2001, he was Vice President of Operations of Concho Resources Inc., a predecessor company to Concho. Mr. Wright has also worked in several operations, engineering and capital markets positions at Mewbourne Oil Company. He holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership

 Energy/Oilfield Services

 Financial Experience

 Outside Board Experience

Class II Directors (Term Expiring in 2021)



S. JAMES NELSON, JR.
Age: 76
Director since: 2004

Oil States Board Committees:
Audit

Other Current Public Directorships:
ION Geophysical Corp.
W&T Offshore, Inc.

Former Public Directorships:
Cal Dive International, Inc. (1990 – 2004)
Quintana Maritime Ltd. (2005 - 2008)
Genesis Energy LP (2010 - 2012)

Mr. Nelson retired, after 15 years of service, from Cal Dive International, Inc. (now known as Helix Energy Solutions Group, Inc., a marine contractor and operator of offshore production facilities, where he was a founding stockholder and director from 1990 to 2004, Chief Financial Officer from 1990 to 2000, and Vice Chairman from 2000 to 2004. From 1985 to 1988, Mr. Nelson was Senior Vice President and Chief Financial Officer of Diversified Energies, Inc. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen L.L.P., where, from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received a Bachelor of Science in Accounting from Holy Cross College and an M.B.A. from Harvard University. Mr. Nelson is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CFO

 High Level of Financial Experience    International Operations    Outside Board Experience



WILLIAM T. VAN KLEEF
Age: 67
Director since: 2006

Oil States Board Committees:
Audit (Chair)

Other Current Public Directorships:
Noble Energy, Inc.

Mr. Van Kleef served in executive management positions at Tesoro Corporation, an independent petroleum refining, logistics, and marketing company, ("Tesoro") from 1993 until he retired in March 2005, most recently serving as Tesoro's Executive Vice President and Chief Operating Officer. During his tenure at Tesoro, Mr. Van Kleef held various positions, including President, Tesoro Refining and Marketing, and Executive Vice President and Chief Financial Officer. Before joining Tesoro, Mr. Van Kleef, a Certified Public Accountant, served in various financial and accounting positions with Damson Oil from 1982 to 1991 most recently as Senior Vice President and Chief Financial Officer.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CFO

 High Level of Financial Experience    International Operations    Outside Board Experience

Executive Officers

The following profiles provide the relevant experience, age and tenure with the Company as of March 22, 2019 of our Chief Financial Officer and other executive officers of the Company. Information with respect to our Chief Executive Officer is included herein.



LLOYD A. HAJDIK
Executive Vice President, Chief Financial Officer & Treasurer
Age: 53

Mr. Hajdik joined the Company in December 2013. He has served as our Executive Vice President, Chief Financial Officer and Treasurer since May 2016 and as our Senior Vice President, Chief Financial Officer and Treasurer from December 2013 to May 2016. Prior to joining the Company, he served as the Chief Financial Officer of GR Energy Services, LLC, a privately-held oilfield services entity, from September to November 2013. From February 2004 to April 2013, Mr. Hajdik served in various financial management roles with Helix Energy Solutions Group, Inc. ("Helix"), most recently as Senior Vice President – Finance and Chief Accounting Officer. Prior to joining Helix, Mr. Hajdik served in a variety of accounting and finance related roles of increasing responsibility with Houston-based companies, including NL Industries, Inc., Compaq Computer Corporation (now Hewlett Packard), Halliburton Company, Cliffs Drilling Company and Shell Oil Company. Mr. Hajdik was with Ernst & Young LLP in the audit practice from 1989 to 1995. He graduated Cum Laude with a B.B.A. from Texas State University and is a Certified Public Accountant and a member of the Texas Society of CPAs, the American Institute of Certified Public Accountants and Financial Executives International.



CHRISTOPHER E. CRAGG
Executive Vice President, Operations
Age: 57

Mr. Cragg joined the Company in February 2001 as Vice President – Tubular. He has served as Executive Vice President, Operations of the Company since May 2016 and as Senior Vice President of Operations from May 2006 to May 2016. Mr. Cragg was Executive Vice President—Chief Financial Officer of Sooner, Inc., a predecessor of our Company, from December 1999 to February 2001. Mr. Cragg also served as President of Sooner from October 2003 until May 2006. From April 1994 to June 1999, he was Vice President and Controller of Ocean Energy, Inc., an independent oil and gas exploration and production company, and its predecessor companies. Mr. Cragg served as Manager—Internal Audit with Cooper Industries, a manufacturer of diversified products, from April 1993 to April 1994 and as a senior manager with Price Waterhouse, a public accounting firm, from August 1983 to April 1993. Since 2008, Mr. Cragg has served as a director of Powell Industries, Inc., a company that manufactures and services electrical energy systems, and serves on the audit and compensation committees and, beginning in February 2011, as Chairman of the compensation committee. Mr. Cragg was elected to the Board of Trustees of Southwestern University in June 2015. Mr. Cragg is past Chairman of the Petroleum Equipment & Services Association and currently serves as a director. He graduated Cum Laude with a B.B.A. degree from Southwestern University and is a Certified Public Accountant.



LIAS J. "JEFF" STEEN
Executive Vice President, Human Resources & Legal
Age: 60

Mr. Steen joined the Company in June 2008. He has served as Executive Vice President, Human Resources and Legal since May 2016 and as Senior Vice President, Human Resources and Legal from February 2011 to May 2016. From June 2008 to February 2011, Mr. Steen served as Vice President, Human Resources and Legal. A native of Cuero, Texas, Mr. Steen has been involved in the energy service business in various capacities since 1978, starting his career as a petroleum landman. Mr. Steen spent 10 years with Camco International, Inc. as Assistant General Counsel and General Counsel. Following his tenure at Camco, Mr. Steen served for five years as the General Counsel for North America for Schlumberger Limited, and, from December 2002 to April 2008, he served as Vice President of Legal and Human Resources at Grant Prideco. Mr. Steen is a graduate of Texas A&M University with a B.S. in Agricultural Economics and received his Juris Doctor from South Texas College of Law Houston.



PHILIP S. "SCOTT" MOSES
Executive Vice President, Offshore/Manufactured Products
Age: 51

Mr. Moses joined the Company in August 1996. He has served as Executive Vice President of the Company and President, Offshore/Manufactured Products segment since May 2016 and as Senior Vice President of the Company and President, Offshore/Manufactured Products from July 2015 to May 2016. From February 2013 to July 2015, Mr. Moses served as Senior Vice President, Offshore/Manufactured Products having responsibility over all U.S. and international locations within that business segment. From February 2011 to February 2013, he served as Senior Vice President, Engineering and Industrial Products, Offshore Products. Since joining the company immediately after attending college, Mr. Moses has held various engineering, project management and senior leadership roles engaged in product design, improving operational efficiencies, directing worldwide facility expansion efforts, and growing the company through R&D initiatives as well as integrating several key acquisitions. Mr. Moses holds a B.S. in Mechanical Engineering from Texas A&M University.



BRIAN E. TAYLOR
Vice President, Controller and Chief Accounting Officer
Age: 56

Mr. Taylor joined the Company as Vice President, Controller and Chief Accounting Officer in September 2016. Prior to joining the Company, Mr. Taylor managed personal family investments from January 2015 to September 2016. From April 2012 to December 2014, Mr. Taylor served as Vice President and Chief Financial Officer of Conn's, Inc., a specialty retailer. Mr. Taylor served as Finance Integration Manager for Schlumberger Limited from September 2010 to April 2012, following its acquisition of Smith International, Inc. From September 1999 through August 2010, he served in various financial management roles with Smith International, Inc., including Corporate Vice President and Controller. Mr. Taylor also served two years at Camco International, Inc. (also acquired by Schlumberger Limited) as its Director of Corporate Accounting and Worldwide Controller. He began his career at Arthur Andersen L.L.P., spending 10 years in its assurance practice. Mr. Taylor is a Certified Public Accountant and obtained a B.S. in Accounting from Louisiana State University.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted corporate governance guidelines entitled "Corporate Governance Guidelines," which are available at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Governance Guidelines." These guidelines were adopted by the Board of Directors so that the Board of Directors has the necessary authority and practices in place to

make decisions that are independent from management, that the Board of Directors adequately performs its function as the overseer of management and to help ensure that the interests of the Board of Directors and management are aligned with the interests of the Company's stockholders.

SELECTING OUR DIRECTORS

Our director nomination process for new Board of Directors members is as follows:

- The Nominating & Corporate Governance Committee, the Chairman of the Board, or another member of the Board identifies a need to add a new Board member who meets specific criteria or to fill a vacancy on the Board of Directors.
- The Nominating & Corporate Governance Committee initiates a search by working with staff support, seeking input from members of the Board and senior management and hiring a search firm, if deemed necessary.
- The Nominating & Corporate Governance Committee considers recommendations for nominees for directorships submitted by stockholders.
- The initial slate of candidates that will satisfy specific criteria and otherwise qualify for membership on the Board of Directors is identified and presented to the Nominating & Corporate Governance Committee.
- The Chairman of the Board and at least one member of the Nominating & Corporate Governance Committee interview prospective candidate(s).

- The full Board of Directors is kept informed of progress.
- The Nominating & Corporate Governance Committee offers other directors the opportunity to interview the candidate(s) and then meets to consider and approve the final candidate(s).
- The Nominating & Corporate Governance Committee seeks the endorsement of the Board of Directors of the final candidate(s).

The final candidate(s) are nominated by the Board of Directors or appointed to fill a vacancy (including a vacancy that results from the Board of Directors expanding the size of the Board).

To submit an informal candidate recommendation to the Nominating & Corporate Governance Committee, a stockholder should send a written request, as discussed below, to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. A stockholder may make a nomination for election to our Board of Directors for the 2020 Annual Meeting of Stockholders by delivering proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2019 Annual Meeting as more fully described below under Nominating & Corporate Governance Committee.

QUALIFICATIONS OF DIRECTORS

When identifying director nominees, the Nominating & Corporate Governance Committee will consider the following:

- the person's reputation and integrity;
- the person's qualifications to serve as an independent, disinterested, and non-employee or outside director;
- the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services industry generally at the time of determination;

- the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and
- the person's knowledge of areas and businesses in which the Company operates.

The Nominating & Corporate Governance Committee and the Board of Directors believe the above mentioned attributes, along with the leadership skills and other experience of its Board of Directors described below, provide the Company with the perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

The following table notes the breadth and variety of business experience that each of our directors bring to the Company.

	Executive Leadership	Financial	Energy/ Oilfield Services	International Operations	Past or Present CEO	Past or Present CFO	Outside Board Experience
Lawrence R. Dickerson	✔	✔	✔	✔	✔	✔	✔
Darrell E. Hollek	✔	✔	✔	✔			
S. James Nelson, Jr.	✔	✔	✔	✔		✔	✔
Robert L. Potter	✔	✔	✔	✔			✔
Christopher T. Seaver	✔	✔	✔	✔	✔		✔
Cindy B. Taylor	✔	✔	✔	✔	✔	✔	✔
William T. Van Kleef	✔	✔	✔	✔		✔	✔
Stephen A. Wells	✔	✔	✔	✔	✔		✔
E. Joseph Wright	✔	✔	✔				✔

In selecting nominees for the Board of Directors, the Nominating & Corporate Governance Committee considers, among other things, the diversity of the Board of Directors in terms of educational background, business and industry experience, and knowledge of different geographic markets and oilfield services and products. While the Board of Directors does not have a formal diversity policy in place to nominate diverse individuals for director, the Nominating & Corporate Governance Committee sees this as a priority and considers educational background, business and industry experience, gender, ethnicity and knowledge of different geographic markets and oilfield services and products in their selection process. In the case of current directors being considered for renomination, the Nominating & Corporate Governance Committee took into account the director's history of attendance at Board of Directors and committee meetings, the director's service as a member of the Board of Directors and the director's preparation for and participation in such meetings.

DIRECTOR INDEPENDENCE

To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the Board of Directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director.

The Board of Directors reviews all direct or indirect business relationships between each director (including his or her immediate family) and our Company, as well as each director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The NYSE listing standards include a series of objective tests, such as the director is not an employee of our Company and has not engaged in various types of business dealings with our Company. In addition, as further required by the NYSE, the Board of Directors has made a subjective determination as to each independent director that no material relationships exist which, as determined by the Board of Directors, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. When assessing the materiality of a director's relationship with us, the Board of Directors considers the issue not merely from the standpoint of the director, but also from the standpoint of the persons or organizations with which the director has an affiliation.

The Board of Directors has determined that Messrs. Potter, Dickerson, Hollek, Nelson, Seaver, Van Kleef, Wells and Wright qualify as "independent" in accordance with NYSE listing standards. Cindy Taylor, our President and Chief Executive Officer is the only non-independent director. Prior to his departure from the Board of Directors in February 2018, Gary L. Rosenthal was determined to be independent and prior to his departure from the Board of Directors in August 2018, Mark G. Papa was determined to be independent.

ROLE AND RESPONSIBILITIES OF THE BOARD

Board of Directors Oversight of Enterprise Risk

Risk oversight is a responsibility of the Board of Directors. The Board of Directors utilizes an Enterprise Risk Management ("ERM") process to assist in fulfilling its oversight responsibilities. Management and all employees are responsible for day-to-day risk management, and each year management conducts a comprehensive risk assessment of Oil States' business. The risk assessment process is global in nature and is focused on four main areas: strategic risks, both internal and external, compliance, information technology, and operations. Information relevant to this risk assessment is obtained through surveys and/or interviews of key executives, business segment leaders, and other managers. This ERM process is designed to identify and assess the Company's primary risks in these areas, including the potential magnitude of the risk, likelihood of the risk occurring, and the speed with which the risk could impact the Company, as wells as to identify steps to mitigate and manage each risk. The results of the risk assessment are reviewed on an annual basis with the Board of Directors and are integral to the Board of Directors and its committees' deliberations.

The Board of Directors has delegated responsibility for monitoring certain enterprise risks to its standing committees. The Audit Committee monitors and assesses risks related to financial reporting and related compliance matters. The Nominating & Corporate Governance Committee is responsible for monitoring risks related to compliance, business ethics and conflicts of interest, and governance. The Compensation Committee is responsible for review and assessment of the Company's compensation structure to ensure correlation of executive pay and performance objectives, and to maintain alignment of interests between executive management and the Company's stockholders.

Executive & Director Stock Ownership and Retention Guidelines

We have executive and director stock ownership guidelines, designed to align executive and director interests with stockholder interests. For a description of the guidelines applicable to our executive officers and directors, see "Compensation Discussion and Analysis – Executive Stock Ownership Guidelines."

Anti-Hedging and Pledging Policies

Our directors and officers are prohibited from purchasing financial instruments designed to hedge or offset against a decrease in the market value of the Company's stock, holding Company stock in margin accounts, or pledging Company securities as collateral for loans. These prohibitions apply to executives and management personnel who are in charge of business segments, divisions or key functions (such as operations, sales, administration, finance or accounting), and any other officer performing policy-making functions.

Incentive Compensation Clawback Policy

The Company adopted an incentive compensation clawback policy effective January 1, 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements.

The Board's Role in Stockholder Engagement

Stockholders or other interested parties may send communications, directly and confidentially, to the Board of Directors, to any committee of the Board of Directors, to non-management directors or to any director in particular by sending an envelope marked "confidential" to such person or persons c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. Any such correspondence will be forwarded by the Secretary of the Company to the addressee without review by management.

Corporate Code of Business Conduct and Ethics

All directors, officers and employees of the Company must act ethically at all times and in accordance with the policies comprising the Company's ethics policy entitled "Corporate Code of Business Conduct and Ethics" ("Business Conduct and Ethics Code"). This policy is available at the Company's web site www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Code of Business Conduct and Ethics."

Ethical principles set forth in this policy include, among other principles, matters such as:

- Acting ethically with honesty and integrity
- Avoiding conflicts of interest
- Complying with disclosure and reporting obligations with full, fair, accurate, timely and understandable disclosures
- Complying with applicable laws, rules and regulations

- Acting in good faith, responsibly with due care, competence and diligence
- Promoting honest and ethical behavior by others
- Respecting confidentiality of information
- Responsibly using and maintaining assets and resources

All of our employees with computer access are required to complete online training on a regular basis which includes a review of the Business Conduct and Ethics Code policy and an acknowledgement that the employee has read and understands the policy. The Company has a Compliance Committee composed of key employees that meet periodically to assess efforts and processes to ensure compliance with laws and regulations to which the Company is subject.

Financial Code of Ethics for Senior Officers

The Company's Financial Code of Ethics for Senior Officers applies to the Chief Executive Officer, Chief Financial Officer, principal accounting officer, and other senior accounting and financial officers ("Senior Officers"). Senior Officers must also comply with the Business Conduct and Ethics Code. Each of these policies are available for review on the Company's website at www.oilstatesintl.com.

Policies and Procedures with Respect to Related Person Transactions and Conflicts of Interest and Related Person and Party Disclosures

Related Person Transaction Policies and Procedures

Pursuant to our written policy, we review all relationships and transactions in which we and any Company director, executive officer or stockholder holding more than 5% of our common stock, or any immediate family member of any such person, is a participant to determine whether any such person has a direct or indirect material interest. Our Corporate Secretary's office is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction.

We annually distribute a questionnaire to our executive officers and members of our Board of Directors requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information is then reviewed for materiality and for potential related person transactions.

Additionally, the charter of our Nominating & Corporate Governance Committee requires that the members of such committee assess the independence of the non-management directors at least annually, including a requirement that it determine whether or not any such directors have a material relationship with us, either directly or indirectly, as defined therein and as further described above under "Director Independence."

As required under the rules of the Securities and Exchange Commission (the "SEC"), transactions in which we are a participant and in which a related person has a direct or indirect material interest are disclosed in our Proxy Statement.

All material related person transactions must be reviewed, evaluated or ratified by the Audit Committee of our Board of Directors. Any member of the Audit Committee who is a related person with respect to a transaction is recused from the review of the transaction.

Conflict of Interest Policies and Procedures

Our Business Conduct and Ethics Code prohibits conflicts of interest. Under the Business Conduct and Ethics Code, conflicts of interest occur when private or family interests interfere in any way, or even appear to interfere, with the interests of our Company. Our prohibition on conflicts of interest under the Business Conduct and Ethics Code includes transactions where a member of a director's or an employee's family or household, receives improper personal benefits as a result of the director's or the employee's position in the Company. Any waivers of these guidelines must be approved by the Nominating & Corporate Governance Committee of the Board of Directors.

We have multiple processes for reporting conflicts of interests. Under the Business Conduct and Ethics Code, all employees are required to report any actual or apparent conflict of interest, or potential conflict of interest, to their supervisors, managers or other appropriate personnel. Any transaction involving a director or executive officer, or any immediate family member of any such person, must be reported in writing as part of their quarterly representation letter. This information is then reviewed by disinterested members of our Nominating & Corporate Governance Committee, Audit Committee, our Board of Directors or our independent registered public accounting firm, as deemed appropriate, and discussed with management. As part of this review, the following factors are generally considered:

- the nature of the person's interest in a transaction;
- the material terms of the transaction, including, without limitation, the amount and type of the transaction;
- the importance of the transaction to the person;
- the importance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our Company;
- whether the transaction might affect the status of a director as independent under the independence standards of the NYSE; and
- any other matters deemed appropriate with respect to the particular transaction.

To establish restrictions with regard to corporate participation in the political system as imposed by law, the following guidelines are contained in our Business Conduct and Ethics Code:

- No funds, assets, or services of the Company will be used for political contributions, directly or indirectly, unless allowed by applicable foreign and U.S. law and approved in advance by the Board of Directors. There have been no such approvals required in the Company's history.
- Company contributions to support or oppose public referenda or similar ballot issues are only permitted with advance approval of the Board of Directors. There have been no such approvals required in the Company's history.
- Employees, if eligible under applicable foreign and U.S. law, may make political contributions through legally established Company sponsored and approved political action committees. Any such personal contribution is not a deductible expense for federal or other applicable income tax purposes and is not eligible for reimbursement by the Company as a business expense. To the extent permitted by law, the Company's resources may be used to establish and administer a political action committee or separate segregated fund. All proposed activities shall be submitted for the review of, and approval by, the Board of Directors prior to their implementation. There have been no such approvals required in the Company's history.

Related Person and Party Disclosure

Ron Hickerson and John Mundy (the brother-in-law and stepfather, respectively, of Philip S. Moses, an Executive Vice President of the Company) were employed by a subsidiary of the Company as a General Manager and Group Director-Finance, respectively, during 2018 and continue to be employed by us. These individuals are employed on an "at will" basis and compensated on the same basis as our other employees of similar function, seniority and responsibility without regard to their relationship with Philip S. Moses. These two individuals, none of whom resides with, is supported financially by, or is a direct report of Philip S. Moses, received aggregate compensation for services rendered in the above capacities totaling $394,459 during 2018.

GEODynamics, Inc. historically leased certain land and facilities from David Wesson, the president and chief executive officer of GEODynamics, Inc. In connection with the acquisition of GEODynamics, Inc. on January 12, 2018, the Company assumed these leases. Rent expense related to these leases for the year ended December 31, 2018 totaled $330 thousand. The Company exercised its option to purchase the most significant leased facility and associated land for approximately $5.4 million in September 2018.

BOARD STRUCTURE AND PROCESSES

Board of Directors Leadership

Since the Company's initial public offering in 2001, the Chairman of the Board and Chief Executive Officer roles have been split with the Chairman of the Board role being filled by a non-executive member of the Board of Directors. We believe the separation of these two positions leads to a strong independent leadership structure.

Board and Committee Self-Evaluation

As required by our Corporate Governance Guidelines, our Board of Directors conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. In accordance with its charter, the Nominating & Corporate Governance Committee oversees the annual evaluations, solicits comments from all directors and reports annually to the Board of Directors with an assessment of the performance of the Board and its committees. This assessment is then discussed by the full Board of Directors in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of the Board of Directors and committee meetings.

Executive Sessions of the Board

Our Corporate Governance Guidelines provide that our non-employee directors shall meet separately in executive session at least annually. The director who presides at these sessions is the Chairman of the Board, assuming such person is a non-management director. Otherwise, the presiding director will be chosen by a vote of the non-management directors. In addition to the executive sessions of our non-management directors, our independent directors (as defined in the applicable NYSE listing standards) are required to meet in executive session at least annually. In the past year, our independent directors met in executive session four times. After his election in August 2018 to Chairman of the Board, Mr. Potter, who is an independent director, presided at these sessions. From January 2018 until his resignation in August 2018, Mr. Papa, who was also considered an independent director, presided at these sessions.

COMMITTEES

Board Composition

The Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee.

Below is a summary of our committee structure and membership information as of March 22, 2019.

		Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee
Lawrence R. Dickerson			Member	
Darrell E. Hollek		Member		Member
S. James Nelson, Jr.	Financial Expert	Member		
Robert L. Potter			Chair	Member
Christopher T. Seaver	Financial Expert	Member		
William T. Van Kleef	Financial Expert	Chair		
Stephen A. Wells			Member	Chair
E. Joseph Wright			Member	Member

Financial Expert

Audit Committee

Chairman
Mr. Van Kleef

Committee Members
Mr. Hollek
Mr. Nelson
Mr. Seaver

Meetings Held in 2018: 6

The Audit Committee operates under a written charter as amended and restated by the Board of Directors effective May 8, 2018. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Meets separately with representatives of the Company's independent registered public accounting firm, the Company's internal audit personnel and with representatives of senior management.
- Reviews the general scope of audit coverage.
- Evaluates the independence, qualifications, performance and compensation of the independent registered public accounting firm.
- Oversees matters relating to internal control systems and other matters related to accounting and reporting functions.
- Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the SEC and the requirements of Audit Committees as established by the NYSE.
- Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.
- Reviews and evaluates related party transactions.

The Board of Directors has determined each member of the Audit Committee is independent as defined in Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable NYSE listing standards. The Board of Directors has determined that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standard. The Board of Directors has also determined that Messrs. Van Kleef, Nelson and Seaver each qualify as an audit committee financial expert under the applicable rules of the Exchange Act.

Compensation Committee

Chairman
Mr. Potter

Committee Members
Mr. Dickerson
Mr. Wells (retiring)
Mr. Wright

Meetings Held in 2018: 4

The Compensation Committee operates under a written charter as amended and restated by the Board of Directors effective May 10, 2016. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Administers the Equity Participation Plan and makes recommendations to the full Board of Directors concerning all option grants, stock awards and performance-based awards to employees, including Named Executive Officers.
- Reviews and makes recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other Named Executive Officers.
- Monitors compensation and employee benefit policies.
- Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this proxy statement.
- Acts to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities.
- The Compensation Committee may form or delegate some or all of its authority to any one of its members or subcommittees when it deems appropriate, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Compensation Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Compensation Committee who are (1) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (2) "outside directors" for the purposes of Section 162(m).
- The Compensation Committee has delegated certain authority to our Chief Executive Officer for the approval of long-term incentive awards to non-officer employees.
- Reviews and assesses the succession plan for the Chief Executive and other members of executive management and reviews such plan with the Board of Directors periodically, but does so on at least an annual basis.

Compensation Committee Interlocks and Insider Participation. During 2018, the Company's Compensation Committee consisted of Messrs. Potter, Dickerson, Papa (until his resignation from the Board), Rosenthal (until his resignation from the Board), Wells and Wright, each of whom is (or was) an independent, non-employee director. There were no compensation committee interlock relationships nor any insider participation in compensation arrangements for the year ended December 31, 2018.

The Board of Directors has determined each member of the Compensation Committee is independent as defined in Section 10A of the Exchange Act and applicable NYSE listing standards.

Nominating & Corporate Governance Committee

Chairman
Mr. Wells (retiring)

Committee Members
Mr. Hollek
Mr. Potter
Mr. Wright

Meetings Held in 2018: 6

The Nominating & Corporate Governance Committee operates under a written charter as amended and restated by the Board of Directors effective May 10, 2016. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Makes proposals to the Board of Directors for candidates to be nominated by the Board of Directors to fill vacancies or for new directorship positions, if any, which may be created from time to time.
- Considers suggestions from any source, particularly from stockholders, regarding possible candidates for director.
- Considers and reviews the following for director nominees: the person's reputation and integrity; the person's qualifications as an independent, disinterested, non-employee or outside director; the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services industry generally at the time of determination; the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and the person's knowledge of a major geographical area in which the Company operates or another area of the Company's operational environment. The Nominating & Corporate Governance Committee shall also consider the diversity of the Board of Directors, including the optimal enhancement of the current mix of educational backgrounds, business industry experience and knowledge of different geographic markets and oilfield services and products.
- Leads the Board of Directors in its annual review of the performance of the Board of Directors and its committees.
- Develops, reviews and recommends to the Board of Directors any changes to our Corporate Governance Guidelines, By-Laws and other applicable governance policies.

The Board of Directors has determined each member of the Nominating & Corporate Governance Committee is independent as defined in Section 10A of the Exchange Act and applicable NYSE listing standards.

To Submit an Informal Candidate Recommendation

To submit a recommendation to the committee, a stockholder should send a written request to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. The written request must include the nominee's name, contact information, biographical information and qualifications, as well as the nominee's written consent to serve, if elected. The request must also meet the other specific requirements set forth in our bylaws, including providing information regarding the number of shares of common stock beneficially owned by the person or group making the request, the period of time such person or group has owned those shares and the nature of any arrangement or agreement between the stockholder making a nomination and other parties with respect to the nomination. The request must be received by the Company no later than the 120th day prior to the first anniversary of the preceding year's Annual Meeting, or January 8, 2020, for the 2020 Annual Meeting of Stockholders. These procedures do not preclude a stockholder from making nominations in accordance with the process described below under "Stockholder Proposals."

BOARD AND COMMITTEE MEETINGS; ATTENDANCE



NUMBER OF MEETINGS IN 2018

Board of Directors	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee
6	6	4	6

Each of the directors attended at least 80% of the meetings of the Board of Directors and the committees of the Board of Directors on which they served in 2018.

While we understand that scheduling conflicts may arise, we expect directors to make reasonable efforts to attend the Annual Meeting of Stockholders and all meetings of the Board of Directors and the committees on which they serve. In 2018, each of the directors attended the Annual Meeting of Stockholders.

DIRECTOR COMPENSATION

During 2018, our non-employee directors received:

- an annual retainer of $50,000 plus $2,000 for attendance at each Board of Directors or committee meeting;
- an additional fee of $17,500 for the chair of the Audit Committee;
- an additional fee of $10,000 for the chair of the Compensation Committee;
- an additional fee of $10,000 for the chair of the Nominating & Corporate Governance Committee;
- an additional fee of $100,000 for the Chairman of the Board of Directors, which is paid quarterly, 50% in cash and 50% in fully vested shares of Company stock;
- an additional fee of $10,000 for members of the Audit Committee;
- an additional fee of $5,000 for members of the Compensation Committee;
- an additional fee of $5,000 for members of the Nominating & Corporate Governance Committee; and
- an additional restricted stock award grant valued at $125,000 at the time of grant (discussed below).

Director cash compensation is paid at the end of each quarter.

To align the non-employee directors' compensation with the financial interests of our stockholders, a significant portion of their compensation is paid in the form of restricted stock awards. Newly elected or appointed non-employee directors receive restricted stock awards of the Company's common stock valued at $125,000 after their initial election or appointment. Non-employee directors generally receive additional restricted stock awards of the Company's common stock valued at $125,000 at each annual meeting of stockholders after which they continue to serve. The non-employee directors' restricted stock awards are valued on the award date based on the closing stock price on that date and vest on the earlier of one year from the date of grant or the date of the next annual meeting of stockholders.

Directors will be fully vested in all granted restricted stock and all outstanding stock options in the event of the occurrence of a "Change of Control."

Non-employee directors are subject to the Company's stock ownership and retention guidelines pursuant to which they are expected to retain restricted stock award shares remaining, after

payment of applicable taxes, valued at five times the annual board retainer amount until retirement or until leaving the Board of Directors. Directors are required to achieve their ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are directors of the Company. All directors were in compliance with the ownership guidelines as of December 31, 2018.

Stock that counts toward satisfaction of the stock ownership and retention guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the director or his or her immediate family members residing in the same household;
- Shares owned indirectly by the director (e.g., by a spouse or other immediate family member or a trust for the benefit of the director or his or her family), whether held individually or jointly; and
- Time-based restricted stock granted to the director under the Company's long-term stock incentive plans.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or committees and for other reasonable expenses related to the performance of their duties as directors, including attendance at pertinent continuing education programs and training.

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director or in the event of a change of control. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the sections below titled "Deferred Compensation" and "Nonqualified Deferred Compensation."

Non-employee director compensation levels are reviewed by the Compensation Committee each year, and resulting recommendations are presented to the Board of Directors for approval.

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (6)(7)	Total ($)
Lawrence R. Dickerson	75,000	125,013	200,013
Darrell E. Hollek (1)	39,287	124,985	164,272
S. James Nelson, Jr.	82,000	125,013	207,013
Mark G. Papa (2)	90,359	155,162	245,521
Robert L. Potter (3)	118,973	144,845	263,818
Gary L. Rosenthal (4)	10,067	—	10,067
Christopher T. Seaver	80,000	125,013	205,013
William T. Van Kleef	91,500	125,013	216,513
Stephen A. Wells	97,000	125,013	222,013
E. Joseph Wright (5)	38,270	124,997	163,267

(1) Mr. Hollek was appointed to the Board of Directors in June 2018 and as a member of the Audit Committee and Nominating & Corporate Governance Committee in October 2018. Accordingly, his compensation has been pro-rated.

(2) Mr. Papa resigned from the Board of Directors, Compensation Committee and Nominating & Corporate Governance Committee effective August 7, 2018. Accordingly, his compensation has been pro-rated. In connection with Mr. Papa's resignation, the Board of Directors approved the acceleration of Mr. Papa's 3,425 shares of common stock that were previously scheduled to vest on the day preceding the Annual Meeting.

(3) Mr. Potter was appointed as Mr. Papa's successor to the Chairman of the Board on August 7, 2018, and his compensation has also been pro-rated accordingly.

(4) Mr. Rosenthal resigned from the Board of Directors and the Compensation Committee effective February 6, 2018. Accordingly, his compensation has been pro-rated. In connection with Mr. Rosenthal's resignation, the Board of Directors approved the acceleration of Mr. Rosenthal's previously reported award of 4,318 shares of common stock that were previously scheduled to vest on the day preceding the Company's 2018 annual meeting of stockholders but it is not included since it was disclosed as of the grant date and previously included in the 2017 Director Compensation Table.

(5) Mr. Wright was appointed to the Board of Directors in May 2018 and as a member of the Compensation Committee and Nominating & Corporate Governance Committee in October 2018. Accordingly, his compensation has been pro-rated.

(6) The amounts in the "Stock Awards" column reflect the aggregate grant date fair value of restricted stock awards granted in 2018 calculated in accordance with FASB ASC Topic 718—Stock Compensation. Please see Note 11 to our consolidated financial statements included in our Form 10-K for information regarding the assumptions relied upon for this calculation. Pursuant to FASB ASC Topic 718—Stock Compensation, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our future accounting expense for these awards, and do not necessarily correspond to the actual value that will be realized by the directors.

(7) The grant date fair values of the restricted stock awards with respect to the year ended December 31, 2018 were as follows:

Name	Grant Date	Stock Awards #	Grant Date Fair Value ($)
Lawrence R. Dickerson	May 8, 2018	3,425	125,013
Darrell E. Hollek	June 7, 2018	3,571	124,985
S. James Nelson, Jr.	May 8, 2018	3,425	125,013
Mark. G. Papa	March 31, 2018 (a)	477	12,497
	May 8, 2018	3,425	125,013
	June 30, 2018 (a)	389	12,487
	August 7, 2018 (a)	157	5,165
Robert L. Potter	May 8, 2018	3,425	125,013
	September 30, 2018 (b)	221	7,337
	December 31, 2018 (b)	875	12,495
Christopher T. Seaver	May 8, 2018	3,425	125,013
William T. Van Kleef	May 8, 2018	3,425	125,013
Stephen A. Wells	May 8, 2018	3,425	125,013
E. Joseph Wright	May 31, 2018	3,531	124,997

(a) Mr. Papa's stock award total includes $30,149 of the Company's stock issued as part of his fees as Chairman of the Board of Directors for 2018.

(b) Mr. Potter's stock award total includes $19,832 of the Company's stock issued as part of his fees as Chairman of the Board of Directors for 2018.

As of December 31, 2018, the aggregate number of unvested restricted stock awards held by non-employee directors were as follows:

Name	Stock Awards #
Lawrence R. Dickerson	3,425
Darrell E. Hollek	3,571
S. James Nelson, Jr.	3,425
Robert L. Potter	3,425
Christopher T. Seaver	3,425
William T. Van Kleef	3,425
Stephen A. Wells	3,425
E. Joseph Wright	3,531

ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is asking that you vote for approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

Section 14A of the Exchange Act requires us to provide an advisory stockholder vote, at least every three years, to approve the compensation of our Named Executive Officers, as such compensation is disclosed pursuant to the disclosure rules of the SEC. The Company currently provides stockholders with this opportunity annually, and plans to continue to do so. Accordingly, we are providing our stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers as disclosed in this Proxy Statement, including under "Compensation Discussion and Analysis." The last advisory stockholder vote on frequency was submitted at the Company's 2018 Annual Meeting, and the advisory stockholder vote on frequency is required to be submitted to stockholders every three years.

As discussed in greater detail in the "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to:

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;
- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and
- Provide a compensation program that neither promotes overly conservative actions or excessive risk taking.

Our compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

For the reasons expressed above, the Compensation Committee and the Board of Directors believe that these policies and practices are aligned with the interests of our stockholders and reward our executives for their performance.

We are therefore requesting your non-binding vote on the following resolution:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Vote Required

Approval requires the affirmative vote of holders of a majority of the shares present and entitled to vote at the Annual Meeting. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and, therefore, will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Exchange Act (15 U.S.C. 78n-1). The stockholder vote will not be binding on the Company, the Board of Directors or the Compensation Committee, and it will not be construed as overruling any decision by the Company, the Board of Directors or the Compensation Committee or creating or implying any change to, or additional, fiduciary duties for the Company, the Board of Directors or the Compensation Committee. Nevertheless, the Compensation Committee will consider the outcome of the vote when evaluating the Company's compensation practices.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about the compensation objectives and policies for our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers (collectively our "Named Executive Officers") during the last completed fiscal year, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion. Throughout this discussion, the following individuals are referred to as our Named Executive Officers and are included in the Summary Compensation Table which follows:

- Cindy B. Taylor—President & Chief Executive Officer
- Lloyd A. Hajdik—Executive Vice President, Chief Financial Officer & Treasurer
- Christopher E. Cragg—Executive Vice President, Operations

- Lias J. "Jeff" Steen—Executive Vice President, Human Resources & Legal
- Philip S. "Scott" Moses—Executive Vice President, Offshore / Manufactured Products

The Compensation Committee of the Board of Directors provides overall guidance to the Company's executive compensation program and administers incentive compensation plans.

The executive compensation program includes three primary elements which are largely performance oriented and, taken together, constitute a balanced method of establishing total compensation for the Company's executive officers. The three major elements consist of a) base salary, b) annual incentive compensation, and c) long-term incentive awards.

Executive Total Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company

relative to the performance of other companies of comparable size, complexity and quality and against budget goals and (iii) support both the short-term and long-term strategic goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

Compensation Program Objectives

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;
- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and

- Design a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value.

2018 Advisory Vote on Executive Compensation

In 2018, a majority of stockholders expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented their recommendation.

At our 2018 Annual Meeting of Stockholders, our stockholders expressed their continued support for the compensation program for our Named Executive Officers by approving the non-binding advisory vote on our executive compensation. A total of 97% of the votes cast supported our executive compensation policies

and practices for our Named Executive Officers during 2018. In reviewing our executive compensation program, our Compensation Committee considered the results of last year's advisory vote on executive compensation and the support expressed by stockholders in their overall assessment of our programs. Our Compensation Committee elected to apply similar principles in determining the types and amounts of compensation to be paid to our Named Executive Officers.



SAY-ON-PAY RESULTS ("PERCENTAGE OF VOTES FOR")

2014	2015	2016	2017	2018
98%	97%	96%	96%	97%

Compensation Alignment with Stockholders

The energy industry as a whole has experienced extreme cyclicality over the past five years due to volatility in underlying commodity prices, particularly that of crude oil. Marginal changes in the supply of and demand for those commodities can have a significant impact on the prices received. Technology advances in the U.S. onshore shale plays have disrupted global commodity markets with approximately 60% of recent global crude oil production growth coming from U.S. shale play resources. Material crude oil production increases have had a damaging impact on commodity prices. As customers receive lower prices for the sales of their commodities, customer capital investments decline materially putting downward pressure on energy service company financial results.

Given this backdrop, our financial results and our returns to stockholders have suffered over the past three years. Total realized compensation as compared to total reported compensation of our Named Executive Officers has also declined significantly over this period.

Our Compensation Committee is very sensitive to market conditions and stockholder returns. However, the Compensation Committee also strives to balance the need to retain qualified executives in an industry that is performing at low levels relative to other industries so that stockholder returns can be maximized over the longer term.

Compensation Comparisons Relative to Market

The Compensation Committee establishes executive compensation primarily based on a review of the executive's performance and compensation history and takes into account corporate performance and stockholder returns. In the exercise of its duties, the Compensation Committee periodically evaluates the Company's executive compensation against that of comparable companies; however, the Compensation Committee does not set percentile goals against comparison data for purposes of determining executive compensation levels. The Compensation Committee considers the market to consist of both the oilfield services industry and geographic markets in which the Company competes for executive talent. Compensation data is periodically obtained for a selected peer group approved by the Compensation Committee (the "peer group") as well as for industry companies of comparable size and business complexity. For the 2018 compensation analysis, the Company used the following peer group companies (which is the same as the peer group the Company used for 2017 compensation analysis):

- Archrock, Inc.;
- Bristow Group, Inc.;
- Carbo Ceramics, Inc.;
- Core Laboratories N.V.;
- Dril-Quip, Inc.;
- Forum Energy Technologies, Inc.;
- Frank's International N.V.;
- Helix Energy Solutions Group, Inc.;
- Helmerich & Payne, Inc.;
- Key Energy Services, Inc.;
- McDermott International, Inc.;

- Oceaneering International, Inc.;
- Patterson-UTI Energy Inc.;
- RPC, Inc.;
- Superior Energy Services, Inc.; and
- Tidewater, Inc.

In selecting comparison companies, the Compensation Committee considered various factors including each company's participation in the energy services sector as well as market capitalization, annual revenues, business complexity, profitability, returns on equity and assets, the number of divisions/segments, countries in which they operate and total number of employees. The selected peer companies change from time to time to ensure their continued appropriateness for comparative purposes.

The Compensation Committee reviews the compensation programs for comparable positions at similar corporations with which the Company competes for executive talent, and also considers relative internal equity within its executive pay structure. This approach allows the Compensation Committee to respond to changing business conditions and to manage salaries and incentives more evenly over an individual's career.

In evaluating the peer group and other comparison data for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Compensation Committee exercises judgment after considering the factors it deems relevant.

In October 2018, the Compensation Committee engaged Meridian Compensation Partners (the "Consultant") to assess the reasonableness of the peer group of companies used for comparison purposes. In the review conducted for the Compensation Committee in 2018, the Consultant recommended a list of 13 publicly traded companies as the peer group for comparison purposes (collectively, the "2019 Peer Group"). The 2019 Peer Group is comprised of 10 of the 16 companies utilized as the peer group in 2018, reflecting the removal of Bristow Group, Inc., Carbo Ceramics, Inc., McDermott International, Inc., Patterson-UTI Energy Inc., and Tidewater, Inc. due to comparability issues, and the addition of Exterran Corporation and Newpark Resources, Inc. The Consultant identified the 25th,

50th and 75th percentiles for base salary and annual incentive cash compensation and long-term incentive compensation at target values and, individually and in the aggregate, for the comparable position and pay of each of the Named Executive Officers, information disclosed in relevant filings with the SEC by the companies comprising the 2019 Peer Group. The Consultant provided this and other information to the Compensation Committee at the Compensation Committee's regularly scheduled meetings in the fourth quarter of 2018. In December 2018, the Compensation Committee approved the following changes to the Company's peer group for 2019 compensation planning purposes.



2019 Peer Evaluation by Compensation Committee

2018 PEERS

AROC	Archrock, Inc.
BRS	Bristow Group, Inc.
CRR	Carbo Ceramics, Inc.
CLB	Core Laboratories N.V.
DRQ	Dril-Quip, Inc.
FET	Forum Energy Technologies, Inc.
FI	Frank's International N.V.
HLX	Helix Energy Solutions Group, Inc.
HP	Helmerich & Payne, Inc.
KEG	Key Energy Services, Inc.
MDR	McDermott International, Inc.
OII	Oceaneering International, Inc.
PTEN	Patterson-UTI Energy Inc.
RES	RPC, Inc.
SPN	Superior Energy Services, Inc.
TDW	Tidewater, Inc.

PEERS ADDED

EXTN	Exterran Corporation
NR	Newpark Resources, Inc.

PEERS REMOVED

BRS	Bristow Group, Inc.
CRR	Carbo Ceramics, Inc.
MDR	McDermott International, Inc.
PTEN	Patterson-UTI Energy Inc.
TDW	Tidewater, Inc.

2019 PEER GROUP

AROC	Archrock, Inc.
CLB	Core Laboratories N.V.
DRQ	Dril-Quip, Inc.
EXTN	Exterran Corporation
FET	Forum Energy Technologies, Inc.
FI	Frank's International N.V.
HLX	Helix Energy Solutions Group, Inc.
HP	Helmerich & Payne, Inc.
KEG	Key Energy Services, Inc.
NR	Newpark Resources, Inc.
OII	Oceaneering International, Inc.
RES	RPC, Inc.
SPN	Superior Energy Services, Inc.

Compensation Practices as They Relate to Risk Management

Our compensation policies and practices are designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Our compensation strategies are designed to encourage company growth and appropriate risk taking but not to encourage excessive risk taking. We also attempt to design the compensation program for our larger general employee population so that it does not inappropriately incentivize our employees to take unnecessary risks in their day to day activities. We recognize, however, that there are trade-offs and that it can be difficult in specific situations to maintain the appropriate balance. As such, we continue to evaluate our programs with a goal of preventing them from becoming materially imbalanced one way or the other.

Our compensation arrangements contain certain design elements that are intended to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include a maximum amount that can be earned under the annual incentive cash compensation and performance-based stock and cash award programs.

In combination with our risk management practices, we do not believe that risks arising from our compensation policies and practices for our employees, including our Named Executive Officers, are reasonably likely to have a material adverse effect on us.

Elements of Compensation

In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation in the form of equity based compensation with a large portion of compensation that was "at risk" and tied to corporate performance. The following charts depict elements of the target compensation for the CEO and, collectively, for the other NEOs of the Company during 2018. Approximately 85 percent of the compensation delivered to our CEO and 80 percent delivered to our other NEOs was at risk, demonstrating management's alignment with stockholder objectives.



2018 TARGET COMPENSATION MIX

CEO

Long-term Equity/ Performance-Based Incentives 69%
Base Salary 15%
Short-term Cash Incentives 16%
At Risk Compensation 85%

ALL OTHER NAMED EXECUTIVE OFFICERS

Long-term Equity/ Performance-Based Incentives 65%
Base Salary 20%
Short-term Cash Incentives 15%
At Risk Compensation 80%

When designing these incentives, the Compensation Committee employs selected performance metrics to ensure a strong link between executive compensation and performance. Metrics such as EBITDA, return on invested capital and relative stock price performance have been used in the past to align compensation to Company performance.

As shown in the target compensation mix charts above for 2018, base salaries were 15% of the target compensation mix for the CEO and an average of 20% for our other Named Executive Officers. Short-term cash incentives represented 16% of the target compensation mix for the CEO and the average for our other Named Executive Officers was 15%, while long-term equity and performance-based incentives were 69% and 65%, respectively. In terms of 2018 grant date fair value awarded under our long-term incentive program, 33% was awarded in the form of performance-based awards and 67% was awarded in the form of restricted stock awards to our CEO and our other Named Executive Officers (see page 46) with the exception of Mr. Steen, who received 100% restricted stock awards.

Base Salary was frozen from February 2014 to February 2018 for the CEO in response to the broad energy downturn that began in the second half of 2014.

No performance-based stock was earned for the three-year period ended December 31, 2017 (awards granted in 2015) as the level of after-tax return on capital ("ROIC") achieved was below threshold due to severe energy industry downturn. The performance-based awards for the three-year performance period ended December 31, 2018 (awards granted in 2016) which was based on relative total stockholder return ("TSR") achieved 125% of the target level.

An explanation of the individual pay elements of our executive officer compensation program and the impact of performance on each element is summarized below. We believe that the greatest pay opportunities should exist for executives who demonstrate high levels of performance over a sustained period of time.

Reported versus Realized Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the NEOs. Because a significant portion of the NEOs' compensation is at risk (85% to 80% for 2018 as shown above), the target values established may vary substantially from the actual pay that may be realized.

"Reported compensation" is the total compensation that is reported in the summary compensation table of our Proxy Statement. "Realized compensation" for any given year is calculated by adding together: actual base salary paid, total annual non-equity

incentive plan compensation paid, the value of service-based and performance-based restricted stock awards that vested during the year based on the closing price of the Company's common stock on the day of vesting, the value of any stock options that were exercised in that year based on the actual price of the Company's common stock at the time of exercise, if any, as compared to the grant date exercise price of the option, and the actual value of all other compensation earned in the year.

The following table summarizes reported compensation values for our CEO and collectively for the other NEOs, as compared to realized values for the years ended December 31, 2017 and 2018 (in thousands):



REPORTED VERSUS REALIZED COMPENSATION VALUES[1]

CEO COMPENSATION[2]

	2017		2018	
	REPORTED	REALIZED	REPORTED	REALIZED
	$5,230	$3,570	$4,797	$3,101

ALL OTHER NAMED EXECUTIVE OFFICERS COMPENSATION[3]

	2017		2018	
	REPORTED	REALIZED	REPORTED	REALIZED
	$8,287	$5,607	$8,112	$5,522

(1) This table is intended to provide supplemental information for compensation that has been reported within the Summary Compensation Table. It is not intended to substitute or replace any amounts reported within the Summary Compensation Table.

(2) Realized non-equity incentive plan compensation for the Company's CEO was approximately $1.1 million in 2017 and $0.5 million in 2018.

(3) Realized non-equity incentive plan compensation for the Company's other NEOs was approximately $1.6 million in 2017 and $1.0 million in 2018.

Base Salary

Base salary is the guaranteed element of an executive's direct compensation and is intended to provide a foundation for a competitive overall compensation opportunity for the executive. The Compensation Committee reviews each executive's base salary annually. Executive officer base salaries are determined after an evaluation that considers the executive's prior experience and breadth of knowledge and which also considers compensation data from peer group companies and other similarly sized companies in businesses comparable to the Company's, the Company's and the executive's performance, and any significant changes in the executive's responsibilities. The Compensation Committee considers all these factors together plus overall industry conditions. Base salary was frozen from February 2014 to February 2018 for the CEO in response to the broad energy industry downturn that began in the second half of 2014. Other Named Executive Officers were also frozen from 2014 to December 31, 2016. During 2018, the Compensation Committee approved certain changes to the base salaries of our Named Executive Officers as shown below:

Named Executive Officer	Percent Increase During 2018	Five Year Base Salary Summary				
		2018	2017	2016	2015	2014
Cindy B. Taylor	6.3%	$850,000	$800,000	$800,000	$800,000	$800,000
Lloyd A. Hajdik (1)	2.4%	435,000	425,000	400,000	375,000	375,000
Christopher E. Cragg	2.3%	450,000	440,000	400,000	400,000	400,000
Lias J. Steen	2.4%	435,000	425,000	400,000	400,000	400,000
Philip S. Moses (2)	7.1%	375,000	350,000	350,000	350,000	310,000

(1) Mr. Hajdik's base salary was increased in 2016 after an analysis of similarly-situated executives in the peer group.

(2) Mr. Moses' base salary was increased in 2015 upon being named Senior Vice President, Offshore/Manufactured Products.

Mrs. Taylor provides the Compensation Committee with input regarding the performance of other Company executives and makes compensation recommendations with respect to these individuals. In light of market data and analysis and other factors noted above, the Compensation Committee makes an independent judgment with respect to compensation levels for each of Mrs. Taylor's NEO direct reports. Mrs. Taylor does not provide input or participate in the review or determination of her own compensation.

Short-term Incentives

The Company's Annual Incentive Compensation Plan ("AICP") is performance-based and provides executives with direct financial incentives in the form of annual cash bonuses based on total Company and business unit performance. Annual incentive awards are linked to the achievement of pre-determined Company-wide and business unit quantitative performance goals and are designed to place a significant portion of the executive's total compensation at risk. The purpose of the AICP is to:

- create stockholder value;
- provide focus on the attainment of annual goals that lead to long-term success of the Company;
- provide annual performance-based cash incentive compensation;
- motivate achievement of critical annual financial performance metrics; and
- motivate employees to continually improve Company-wide and business unit performance.

The AICP is based upon metrics set by the Compensation Committee with input from management that it believes are consistent with creating stockholder value. The goals and objectives have been 100% weighted in recent years toward financial objectives for executive officers and goals that management and the Board of Directors believe will drive Company performance. Under the AICP, an incentive target percentage is established for each executive officer based upon, among other factors, the Compensation Committee's review of publicly available competitive compensation data for that position, level of responsibility, past performance and ability to impact the Company's success. The AICP recognizes market differences in incentive award opportunities between organizational levels. Achieving results which exceed a minimum, or threshold, level of performance triggers an AICP payout. Performance results at or below the threshold (i.e. achieving a percentage below 75% to 85% for specific Named Executive Officers of the related AICP performance objective) results in no AICP award. Target performance is earned when an executive achieves 100% of their AICP performance objective(s). Overachievement (i.e. achieving a percentage ranging from 120% to 125% for specific Named Executive Officers of the related AICP performance objective) is the performance level at which incentive compensation is maximized. If the performance results fall between the threshold level and the target level, 25-100% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the overachievement level, 100-200% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. The 2018 award opportunities, expressed as a percentage of eligible AICP earnings (i.e. annual base salary), for our CEO and other Named Executive Officers are outlined below:

	Threshold	Target	Overachievement
Cindy B. Taylor	25%	100%	200%
Lloyd A. Hajdik	25%	75%	150%
Christopher E. Cragg	25%	80%	160%
Lias J. Steen	25%	75%	150%
Philip S. Moses	25%	80%	160%

As shown in the table above, the maximum AICP overachievement percentage (payout) is limited to twice the target level percentage which helps mitigate the potential for excessive risk taking. In addition, targets and goals are adjusted upward to incorporate material acquisitions which also limits excessive risk taking. The target percentages for the CEO and other Named Executive Officers were held constant during 2018.

At the beginning of each year, the Compensation Committee is responsible for approving the AICP performance objectives based on recommendations made by the CEO which have historically been tied to achievement of measures outlined in the annual operating plan. The Compensation Committee sets performance goals that are measurable, achievable and quantifiable.

Performance measures are selected and weighted by management and the Compensation Committee annually to give emphasis to performance criteria for which participants have influence. The Compensation Committee has established "earnings before interest, taxes, depreciation and amortization expense" ("EBITDA") as the primary corporate financial performance objective for each executive officer. In the case of the Named Executive Officers, 100% of their AICP was tied to a pre-set, financial performance target measured based upon EBITDA. The EBITDA targets are generally set based on the Company or business unit annual budgeted financial statements which are approved by the Board of Directors. We believe the use of tailored performance goals, which are closely aligned with drivers of the Company's success, furthers our compensation objective of reinforcing the relationship between strong individual performance of executives and overall business performance.

For 2018, Messrs. Hajdik and Steen and Mrs. Taylor had 100% of their incentive compensation based on achievement of the Company's budgeted consolidated EBITDA which was approved by the Board of Directors in February 2018. The original plan totaled $72.7 million, and was then increased to $138.6 million following the acquisitions of GEODynamics, Inc. ("GEO") and Falcon Flowback Services, LLC ("Falcon"). The original consolidated EBITDA budget established for 2018 of $72.7 million represented a 102% increase over 2017 results and a 284% increase when adjusted for the two acquisitions. Mr. Cragg's incentive compensation was based 40% on achievement of the Company's consolidated budgeted EBITDA and 60% on the Company's Well Site Services budgeted segment EBITDA. Mr. Moses' incentive compensation was based 20% on the Company's consolidated budgeted EBITDA and 80% on the Company's Offshore/Manufactured Products budgeted segment EBITDA.

(in millions)	2018 EBITDA Target Increased for GEO & Falcon Acquisitions ($)	2018 EBITDA Target ($)	2017 EBITDA Target ($)
Consolidated	138.6	72.7	33.5
Well Site Services	60.0	45.8	13.8
Offshore/Manufactured Products	76.6	76.6	71.0
Downhole Technologies (GEO)	52.3	—	—
Corporate	(50.3)	(49.7)	(51.5)

At the end of each year, the Compensation Committee reviews the performance results of the Company and the total incentive awards to be paid to each executive officer based on the level of achievement of the AICP performance objectives.

The Company's consolidated EBITDA achieved was 93% of the approved target on a consolidated basis for 2018. The incentive plan payments under the AICP varied based upon the level of Company and business unit achievement of the related financial goals and objectives. All Named Executive Officers, except for Mr. Cragg, received below target AICP payments for 2018 performance. Mr. Cragg achieved 101% of his eligible earnings in 2018 due to overachievement (relative to plan) in the Well Site Services segment. Mr. Moses achieved 40% of his eligible earnings in 2018 due to the below target performance of the Offshore/Manufactured Products segment. Our Named Executive Officers for the fiscal year ended December 31, 2018, received the following payments in March 2019 for fiscal 2018 performance.

	AICP Target Award ($)	AICP Actual Award ($)	% of Eligible AICP Earnings
Cindy B. Taylor	842,844	532,271	63%
Lloyd A. Hajdik	325,183	205,349	47%
Christopher E. Cragg	358,862	451,647	101%
Lias J. Steen	325,183	205,349	47%
Philip S. Moses	297,154	148,095	40%

On December 12, 2017 we entered into an agreement to acquire GEO which provides oil and gas perforation systems and downhole tools in support of completion, intervention, wireline and well abandonment operations. On January 12, 2018, we closed the acquisition of GEO for total consideration of approximately $615 million. This strategic acquisition offers meaningful growth potential that combines technology with downhole consumable completion solutions that are ideal for the current operating environment which is characterized by longer lateral lengths, increased frac stages and a growing number of perforation clusters which help enhance well productivity. GEOs products are complementary to our short-cycle elastomer products and completion services offerings, which should afford us additional revenue opportunities and allow us to service an expanded customer base. GEOs has a well-recognized brand name with a highly driven and innovative management and engineering team. In connection with the GEOs acquisition, we completed several financing transactions to extend the maturity date of our revolving credit facility while providing us with the flexibility to repay outstanding borrowings under our revolving credit facility with anticipated future cash flows from operations. Certain of our Named Executive Officers and other employees of the Company were critical in the successful execution of this strategic acquisition and the related financing transaction. In connection with the closing of the GEO transaction, the Compensation Committee recommended and our Board of Directors approved one-time transaction related bonuses in the amounts of $150,000 for Mrs. Taylor, $125,000 for Mr. Hajdik, $75,000 for Mr. Cragg and $75,000 for Mr. Steen given the success in growing the company and leveraging its cost structure which were strategic goals of the leadership team.

Long-term Incentives

Equity-Based Incentives—The Company makes certain stock-based awards under the 2018 Equity Participation Plan (previously under the 2001 Equity Participation Plan) (collectively referred to as the "Equity Participation Plan"), which was approved by stockholders at the 2018 Annual Meeting of Stockholders, to better align the interests of executive officers with those of stockholders and to provide retention incentives. Specifically, the plan's purposes are to:

- enable the Company to obtain and retain the services of executives considered essential to its long-term success by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.
- provide an additional incentive for executives to further the growth, development and financial success of the Company by personally benefiting through ownership of Company stock and/or rights; and

The Equity Participation Plan provides for the grant of any combination of:

- stock options;
- restricted stock;
- performance-based awards;
- dividend equivalents;
- deferred stock; and
- stock payments or phantom stock awards.

The Equity Participation Plan provides for minimum vesting periods of one year for performance-based awards and three years for tenure-based awards, except for a small percentage of the authorized shares available for awards under the Equity Participation Plan. Vesting may occur earlier than the minimum vesting periods with respect to no more than 10% of shares cumulatively authorized under the Equity Participation Plan. Restricted stock awards, which are valued at the NYSE's closing price of the Company's common stock on the date of the grant, or the last preceding trading day if the award date is a date when markets are closed ("NYSE Closing Price") generally vest in equal installments over a three or four year period.

In determining appropriate awards, the Compensation Committee annually reviews each executive's past performance and experience, his or her position and ability to contribute to the future success and growth of the Company, time in the current job, base compensation and competitive market data. The Compensation Committee also takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in the Company's stock. The Compensation Committee also takes into consideration that, unlike some peer companies, the Company has no defined benefit retirement plan nor any supplemental executive retirement benefits or similar arrangements. The Compensation Committee believes that restricted stock, stock option grants and, in certain circumstances, performance-based and phantom stock awards, along with significant vesting requirements, are an effective method of reinforcing the long-term nature of the Company's business, in creating retention incentives and in reinforcing alignment with stockholder interests.

Higher-level positions will generally have a greater percentage of their total compensation at risk and based on longer-term incentives which are performance-based. The size of long-term incentive grants will vary from year to year and reflects a variety of factors including, among others, competitive market practices, retention priorities, total previous grants, current stock valuation, estimated future charges to earnings, and individual, business unit and company-wide performance. The Compensation Committee determines the award level for executives, if any, on an annual basis, usually at its February meeting each year.

For 2018, the Company incorporated a combination of restricted stock awards and performance-based awards as the primary executive long-term incentive and retention tool for our Named Executive Officers. We believe the inclusion of performance-based awards adds incentive for continued performance, enhances the Company's ability to attract and retain talented executives in an increasingly competitive marketplace and benefits stockholder returns. The Compensation Committee weighs the cost to stockholders of these grants against their potential benefit as an incentive, retention and compensation tool.

In 2018, each of the Named Executive Officers received a combination of grants weighted in terms of grant date value, 67% to restricted stock awards and 33% to performance-based awards except for Mr. Steen who received all restricted stock awards.

Stock Awards. Restricted stock awards were made to Mrs. Taylor and Messrs. Hajdik, Cragg, Steen and Moses on February 14, 2018 at the then fair value of $28.75 per restricted share. These awards vest in three equal installments on each annual anniversary of the grant date (so that the awards will be 100% vested on February 14, 2021), provided the Named Executive Officer remains an employee continuously from the date of grant through the applicable vesting date.

There is no program, plan or practice to time the award of restricted stock to executives in coordination with the release of material non-public information. Except in special circumstances, equity grants are made to employees annually at the time of the Board of Directors' February meeting. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.

Performance-Based Awards. The performance-based awards represent the right to receive shares of the Company's common stock or cash in the future, subject to forfeiture conditions and achieving the identified performance objectives. The performance-based stock awards do not entitle their recipient to the right to vote, receive dividends or to any other privileges or rights of a stockholder of the Company until such time as shares of Company common stock are delivered to the recipient following vesting of the awards and achievement of the performance criteria.

The vesting of performance-based awards is contingent upon the Named Executive Officer's continued employment with us through the specified vesting date, and our achievement of predefined performance metrics generally covering a three-year measurement period. Depending on the level of performance achieved, our Named Executive Officers may earn between 0% and 200% of the targeted value covered by the award. Upon the occurrence of certain events, such as a change in control or specified employment termination scenarios, vesting of the performance-based awards (equity and cash) may be accelerated. As further described below, the performance measure for the 2017 and 2016 equity awards is based on relative total stockholder return ("Relative TSR") compared to our peer group. The 2018 performance-based award was divided into two components. The performance-based stock award is based on the achievement of a predefined compound annual growth rate of

EBITDA ("EBITDA CAGR") (an absolute growth measure), and the performance-based cash award is based on Relative TSR compared to our peer group.

For 2018, the Compensation Committee approved financial goals and performance-based measurement criteria based 50% on Relative TSR (settled in cash) and 50% on the EBITDA CAGR (settled in stock) of our EBITDA. EBITDA CAGR refers to the year-over-year growth rate of that performance measure over the three-year performance period.

The Compensation Committee added EBITDA CAGR as a performance metric for the 2018 awards in recognition of the Company's need to grow, add scale to the business following the severe industry downturn and to return to positive ROIC. This performance metric is an absolute rather than a relative performance measure.

The tables below summarize the predefined performance criteria and the potential adjustment to shares earned or cash received based on actual results achieved over the three-year performance period for these performance-based awards.

2017 Performance Share Unit Grants[1]
(January 1, 2017 to December 31, 2019 Performance Period)
Relative TSR Performance Award as % of Grant Value
(Stock-Based)

75th Percentile	Top	200%
50th Percentile	Middle	100%
25th Percentile	Bottom	50%
<25th Percentile	Non Qualifying	—

(1) Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles.

2018 Performance Based Cash Award[2]
(January 1, 2018 to December 31, 2020 Performance Period)
Relative TSR Performance Award as % of Grant Value
(Cash-Based)

75th Percentile	Top	200%
50th Percentile	Middle	100%
25th Percentile	Bottom	50%
<25th Percentile	Non Qualifying	—

(2) Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles.

2018 Performance Share Unit Grants[3]
(January 1, 2018 to December 31, 2020 Performance Period)
EBITDA CAGR Performance Award as % of Grant Value
(Stock-Based)

≥ 30%	Overachievement	200%
20%	Target	100%
≤ 10%	Non Qualifying	—

(3) Performance matrix provides for graduated award levels when the EBITDA CAGR achievement falls between 10% and 30%.

CEO LONG-TERM PERFORMANCE-BASED STOCK AND CASH AWARDS

The following table summarizes reported values for our CEO as compared to realized value of performance-based long-term stock grants and performance-based cash awards:

	2014	2015	2016	2017	2018
Reported Value of Performance-Based Awards on Date of Grant	$1,499,999	$1,250,727	$775,501	$1,072,486	$1,266,667
Summary of Performance Metrics	Return On Invested Capital (settled in stock); three-year cliff vest		Relative TSR (settled in stock); three-year cliff vest		50% Relative TSR (settled in cash); 50% EBITDA CAGR (settled in stock); three-year cliff vest for both metrics
Realized Value of Performance-Based Awards on Date of Vest	$—	$—	$644,033	n.a.	n.a.
Performance level achieved through December 31, 2018	—%	—%	125%	93%	100% Relative TSR; 200% EBITDA CAGR

Benefits

Employee benefits are designed to be broad based, competitive and to attract and retain employees. From time to time the Compensation Committee reviews plan updates and recommends that the Company implement certain changes to existing plans or adopt new benefit plans.

Health and Welfare Benefits

The Company offers a standard range of health and welfare benefits to all employees including executives. These benefits include: medical, prescription drug, vision and dental coverages, life insurance, accidental death and dismemberment, short and long-term disability insurance, flexible spending accounts, employee assistance, business travel accident insurance and 529 college savings plans. Executive officers make the same contributions for the same type of coverage and receive the same level of benefit as any other employee for each form of coverage/benefit.

Retirement Plans

The Company does not offer a defined benefit retirement plan. The Company does offer a defined contribution 401(k) retirement plan to substantially all of its U.S. employees. Participants may contribute from 1% to 75% of their base pay and cash incentive compensation (subject to U.S. Internal Revenue Service ("IRS") limitations), and the Company makes matching contributions under this plan on the first 6% of the participant's compensation (100% match of the first 4% employee contribution and 50% match on the next 2% contribution). Company matching contributions vest at 40%

during the second year with the Company and then at a rate of 20% per year for each until five years of service and then are fully vested thereafter.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director or in the event of a change of control. Employees, including the Named Executive Officers, that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the section below titled "Nonqualified Deferred Compensation."

Other Perquisites and Personal Benefits

The Company does not generally offer any perquisites or other personal benefits to any executive with an aggregate value over $10,000. Some executives do have Company paid club memberships, which are used for personal and business purposes.

Compensation Consultant

In 2018, the Compensation Committee engaged Meridian Compensation Partners (the "Consultant") to: (i) review the peer group of companies used for comparison purposes in the preceding year and assess the peer group's continued validity; (ii) conduct a review of the competitiveness of our total direct compensation of the Named Executive Officers, relative to data disclosed in proxy statements and other filings with the SEC by the peer group of companies and survey data; (iii) conduct a pay-for-performance analysis to assess the alignment of Chief Executive Officer pay and the Company performance and the peer group of companies identified; (iv) assess compensation for non-employee directors relative to compensation programs of a peer group of companies; (v) assist in assessment of potential excise taxes pursuant to Section 4999 of the Code, assuming a change of control occurred on

December 31, 2018; and (vi) assist the Compensation Committee in the performance of its duties. The decision to engage the Consultant and the approval of its compensation and other terms of engagement were made by the Compensation Committee without reliance on any recommendation of management. The Consultant's engagement was limited to executive compensation and non-employee director projects requested by the Compensation Committee, and no other services were provided to the Company or management. The Compensation Committee considered this and other factors in its recent assessment of the independence of the Consultant and concluded that the Consultant's work for the Compensation Committee does not raise any conflict of interest. Fees paid to the Consultant in 2018 did not exceed $50,000.

Executive Compensation Policies

The following is a summary of some of our executive compensation practices and policies.

What We Do	What We Don't Do
✓ Performance-based compensation	✗ NO hedging of our stock
✓ Balance of short- and long-term incentives	✗ NO pledging of our stock
✓ Challenging stock ownership guidelines	✗ NO tax gross-ups in post-2009 agreements
✓ Consider peer group reports when establishing compensation	✗ NO excessive perquisites
✓ Risk assessment	✗ NO guaranteed bonuses
✓ Clawback policy	✗ NO stock repricing

- *Repricing Stock Options*—The Company's practice is to price awards at the market price on the date of award. The Company's Equity Participation Plan prohibits any repricing of options without our stockholders' approval.
- *Securities Trading Policy*—The Company prohibits directors, officers and employees from trading the Company's securities on the basis of material, non-public information or "tipping" others who may so trade on such information. In addition, the policy prohibits certain officers, directors, and related persons from trading in the Company's securities without obtaining prior approval from the Company's Chief Executive Officer, Chief Financial Officer or Corporate Secretary. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.
- *Anti-Hedging/Anti-Pledging*—Directors and officers are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds; (ii) engaging in short sales related to the Company's common stock; (iii) placing standing orders; (iv) holding Company stock in margin accounts; and (v) pledging Company securities as collateral for a loan.
- *Incentive Compensation Clawback Policy*— The Company adopted an incentive compensation clawback policy effective January 1, 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements.
- *Executive Stock Ownership and Retention Guidelines*— Effective February 16, 2007 (amended effective January 1, 2017), Executive Stock Ownership and Retention Guidelines were adopted by

the Compensation Committee to further align the interests of executives with the interests of stockholders and further promote the Company's commitment to sound corporate governance. The Compensation Committee may, from time to time, reevaluate and revise participants' guidelines to incorporate pay changes or other events.

The ownership guidelines for the senior executives are as follows:

Position	Multiple of Salary
Chief Executive Officer	5X
Executive Officers (Section 16)	2X

Stock that counts toward satisfaction of the stock ownership guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the executive or his or her immediate family members residing in the same household;
- Shares owned indirectly by the executive officer (e.g., by a spouse or other immediate family member or a trust for the benefit of the executive officer or his or her family), whether held individually or jointly;
- Time-based restricted shares granted to the executive officer under the Company's long-term equity incentive plans;
- Shares represented by amounts invested in the executive officer's account under the Company's 401(k) plan; and
- Shares held on behalf of the executive officer that are deemed invested in shares under the Company's Deferred Compensation Plan.

Covered executives are required to achieve their stock ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are executive officers of the Company. All covered executives were in compliance with the Executive Stock Ownership and Retention Guidelines as of December 31, 2018.

Executive and Change of Control Agreements

The Company maintains Executive Agreements with its Named Executive Officers. The Executive Agreements are not considered employment agreements and the executives are employed "at will" by the Company. These agreements provide protection in the event of a qualified termination, which is defined as an (i) involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control" (as defined in each Executive Agreement) of the Company. Executives who resign voluntarily without Good Reason do not trigger any payments.

The Change of Control provision in the Executive Agreement is intended to encourage continued employment by the Company of its executive officers and to allow such executive to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change of Control without concern that such executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. Executive Agreements entered into previously with Mrs. Taylor and Messrs. Cragg and Steen entitle the executive to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The Company discontinued the practice of providing tax gross-ups in its Executive Agreements several years ago, and accordingly, the Executive Agreements entered into with Messrs. Hajdik and Moses do not contain excise tax gross up protection.

The Executive Agreements have a term of three years and are extended automatically for one additional day on a daily basis, unless notice of non-extension is given by the Board of Directors of the Company, in which case the Executive Agreement will terminate on the third anniversary of the date notice is given. See "Potential Payments Under Termination or Change of Control" in this Proxy Statement for additional disclosures.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis filed in this document. The Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2018.

THE COMPENSATION COMMITTEE

Robert L. Potter, Chairman
Lawrence R. Dickerson
Stephen A. Wells
E. Joseph Wright

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by our Named Executive Officers for each fiscal year in the three year period ended December 31, 2018. The Company has not entered into any employment agreements with any of our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Bonus Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Cindy B. Taylor	2018	842,884	3,166,669	150,000	532,271	105,147	4,796,971
President & Chief	2017	800,000	3,249,976	—	1,110,052	70,136	5,230,164
Executive Officer	2016	800,000	2,350,007	—	411,783	43,730	3,605,520
Lloyd A. Hajdik	2018	433,577	1,250,021	125,000	205,349	27,929	2,041,876
Executive Vice President,	2017	421,154	1,249,978	—	438,284	36,488	2,145,904
Chief Financial Officer & Treasurer	2016	396,442	1,850,004	—	142,842	27,742	2,417,030
Christopher E. Cragg	2018	448,577	1,250,021	75,000	451,647	56,636	2,281,881
Executive Vice President,	2017	433,846	1,249,978	—	609,129	26,968	2,319,921
Operations	2016	400,000	899,998	—	65,885	21,806	1,387,689
Lias J. Steen	2018	433,577	1,500,003	75,000	205,349	28,933	2,242,862
Executive Vice President,	2017	421,154	1,199,999	—	438,284	36,636	2,096,073
Human Resources & Legal	2016	400,000	849,986	—	144,124	25,476	1,419,586
Philip S. Moses	2018	371,442	1,000,011	—	148,095	25,531	1,545,079
Executive Vice President,	2017	350,000	1,199,999	—	132,453	42,167	1,724,619
Offshore/Manufactured Products	2016	350,000	849,986	—	470,243	28,800	1,699,029

(1) These columns represent the dollar amounts for the years shown of the aggregate grant date fair value of restricted stock awards and performance-based stock awards, as applicable, granted in those years computed in accordance with FASB ASC Topic 718—Stock Compensation. Values actually earned can vary greatly from reported amounts depending upon movements in the stock price during the vesting period. Generally, the aggregate grant date fair value is the aggregate amount that the Company expects to expense in its financial statements over the award's vesting schedule (generally three to four years) and, for performance-based stock awards, is based upon the probable outcome of the applicable performance conditions. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company's future accounting expense for these awards and options, and do not necessarily correspond to the actual value that will be recognized by our Named Executive Officers. See Note 11 to our consolidated financial statements included in our Form 10-K for additional detail regarding assumptions underlying the value of these awards. The performance-based stock awards can potentially achieve a maximum number of shares equal to 200% of the target level of shares, depending on the Company's performance. The target number of shares (100% of target levels) and the corresponding grant date fair value of the performance based stock awards is reflected in this table and in the Grants of Plan-Based Awards table for 2018 below. While the performance period will not end until December 2020, the performance level indicated through December 31, 2018 (first year of the three-year performance period) was 200% of target for the 2018 awards. The maximum fair value of restricted stock awards and performance-based stock awards granted in 2018 was $3,800,003 for Mrs. Taylor, $1,500,031 for Mr. Hajdik, $1,500,031 for Mr. Cragg, $1,500,003 for Mr. Steen, and $1,200,026 for Mr. Moses.

(2) The Compensation Committee recommended and our Board of Directors approved a one-time transaction related bonus related to the GEODynamics, Inc. acquisition.

(3) Amounts of "Non-Equity Incentive Plan Compensation" paid to each applicable Named Executive Officer were made pursuant to the Company's Annual Incentive Compensation Plan. For a description of this plan please see "Compensation Discussion and Analysis—Elements of Compensation—Short–Term Incentives ." Due to SEC reporting rules, the cash-based performance awards will not be reported in the Summary Compensation Table until 2021 after the performance period has ended.

(4) The 2018 amount shown in "All Other Compensation" column reflects the following for each Named Executive Officer:

	401 (k) Plan Match ($) (a)	Deferred Compensation Plan Match ($) (a)	Other ($)	Total ($)
Cindy B. Taylor	17,988	87,159	—	105,147
Lloyd A. Hajdik	9,615	18,314	—	27,929
Christopher E. Cragg	6,707	49,929	—	56,636
Lias J. Steen	13,793	15,140	—	28,933
Philip S. Moses	18,747	6,784	—	25,531

(a) Represents the matching contributions and adjustments made by the Company to each of our Named Executive Officers pursuant to the 401(k) Retirement Plan and the Deferred Compensation Plan as more fully described in "Nonqualified Deferred Compensation," included herein.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about equity and non-equity awards granted to our Named Executive Officers in 2018, including the following: (1) the grant date; (2) the estimated possible payouts under the non-equity incentive plan, which is discussed in "Compensation Discussion and Analysis—Elements of Compensation—Short-term Incentives and —Long-term Incentives", included herein; (3) the number of performance-based awards pursuant to the Company's Equity Participation Plan; (4) the number of restricted stock awards pursuant to the Company's Equity Participation Plan; and (5) the fair value of each equity award computed in accordance with FASB ASC Topic 718—Stock Compensation as of the grant date.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Performance-Based Stock Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	Grant Date Fair Value of Stock Awards ($) (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Cindy B. Taylor	AICP (1)		212,500	850,000	1,700,000					
	Performance Cash Award (2)	2/14/2018	316,667	633,333	1,266,666					
	Equity Participation Plan	2/14/2018				11,015	22,029	44,058		633,334
	Equity Participation Plan	2/14/2018							88,116	2,533,335
Lloyd A. Hajdik	AICP (1)		81,563	326,250	652,500					
	Performance Cash Award (2)	2/14/2018	125,000	250,000	500,000					
	Equity Participation Plan	2/14/2018				4,348	8,696	17,392		250,010
	Equity Participation Plan	2/14/2018							34,783	1,000,011
Christopher E. Cragg	AICP (1)		90,000	360,000	720,000					
	Performance Cash Award (2)	2/14/2018	125,000	250,000	500,000					
	Equity Participation Plan	2/14/2018				4,348	8,696	17,392		250,010
	Equity Participation Plan	2/14/2018							34,783	1,000,011
Lias J. Steen	AICP (1)		81,563	326,250	652,500					
	2001 Plan	2/14/2018							52,174	1,500,003
Philip S. Moses	AICP (1)		75,000	300,000	600,000					
	Performance Cash Award (2)	2/14/2018	100,000	200,000	400,000					
	Equity Participation Plan	2/14/2018				3,479	6,957	13,914		200,014
	Equity Participation Plan	2/14/2018							27,826	799,998

(1) The amounts shown in the column "Target" reflect the target level of bonus payable under the Company's AICP (see discussion in "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives," included herein) which is based on an executive's base salary paid during the year multiplied by the executive's bonus percentage. The base salary used in this table is the base salary in effect as of December 31, 2018; however, actual awards are calculated based on a participant's eligible AICP earnings paid in the year. The amount shown in the "Maximum" column represents 200% of the target amount. Performance results at or below the threshold level percentage of performance targets established under the AICP will result in no payments being made under the AICP. The threshold level percentage was set at 75% to 85% of target in 2018 for specific Named Executive Officers, depending on the business unit or corporate alignment. If the performance results fall between the threshold level and the target level, 25 – 100% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the maximum level, 100 – 200% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels.

(2) The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" include cash-based performance awards as described as "Elements of Compensation – Long-term Incentives" included herein. Target level cash-based performance awards granted in 2018 are based on Relative TSR. If the Relative TSR performance is less than 25%, 100% of the cash-based performance awards will be forfeited. If the performance is between 25%-74%, 50% up to 186% of the cash-based performance awards will payout. If the performance is greater than or equal to 75%, the cash-based performance awards payout is 200%. Through December 31, 2018, the cash-based performance awards measured on Relative TSR were at 100% achievement level. Due to SEC reporting rules, the cash-based performance awards will not be reported in the Summary Compensation Table until 2021 after the performance period has ended.

(3) The amounts shown under "Estimated Future Payouts Under Performance–Based Stock Awards" include performance-based stock awards as described as "Elements of Compensation – Long-term Incentives" included herein. Target level performance of awards granted in 2018 is based on EBITDA CAGR. If the EBITDA CAGR performance is less than or equal to 10%, 100% of the performance-based awards will be forfeited. If the performance is between 10%-20%, up to 100% of the performance-based awards vest. If the performance is greater than or equal to 30%, the performance awards vest at 200%. Through December 31, 2018, the 2018 performance awards measured on EBITDA CAGR were at 200% achievement level.

(4) The amounts shown in "All Other Stock Awards" column reflect the number of restricted stock awards granted in 2018 pursuant to the Company's Equity Participation Plan. These awards carry a three-year vesting requirement to be fully earned.

(5) This column shows the full grant date fair value of restricted stock awards and performance-based stock awards computed under FASB ASC Topic 718—Stock Compensation which were granted to our Named Executive Officers during 2018. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award or option vesting schedule and, for performance-based stock awards, is based upon the probable outcome of the applicable performance conditions. The target number of shares (100% of target levels) and the corresponding grant date fair value of that level of payout is reflected in this table and in the Summary Compensation table for 2018 awards above. The maximum fair value of the performance-based awards granted in 2018 was $1,266,668 for Mrs. Taylor, $500,020 for Mr. Hajdik, $500,020 for Mr. Cragg, and $400,028 for Mr. Moses.

While not considered employment agreements, each of our Named Executive Officers is party to an Executive Agreement. For a description of these agreements, please see "Compensation Discussion and Analysis—Executive and Change of Control Agreements." The compensation amounts described in the preceding table were determined as described under "Compensation Discussion and Analysis—Elements of Compensation." The material terms of the awards reported in the Grants of Plan-Based Awards Table below are described in the "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives" and "—Long-term Incentives."

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR END

The following table provides information on the holdings of stock options and stock awards by our Named Executive Officers as of December 31, 2018. This table includes outstanding and exercisable option awards and unvested stock awards, including restricted stock awards and performance-based stock awards. Each equity grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is provided in this table, based on the option or stock award grant date or other factors, as discussed. Accelerated vesting provisions applicable to the outstanding awards are described below under "—Potential Payments Upon Termination or Change in Control." The market value of the stock awards is based on the closing market price of the Company's common stock as of December 31, 2018 (the last day of trading in 2018), which was

$14.28. In accordance with disclosure requirements, performance-based stock awards have been presented in the table below assuming that the performance period ended on December 31, 2018 and that the performance level achievement would have been at 125% for the 2016 awards (actual results achieved) and target (100%) for the 2017 awards and maximum (200%) for the 2018 awards. The actual performance level indicated through December 31, 2018 (partial performance period) was 125% of target for the 2016 awards, 93% of target for the 2017 awards and 200% of target for the 2018 awards. For additional information about these awards, see the description of equity incentive compensation in "Compensation Discussion and Analysis Elements of Compensation—Long–term Incentives," included herein.

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Cindy B. Taylor	2/17/2011	Options	25,737	25,737	$ 43.95	2/17/2021	$ —	
	2/16/2012	Options	27,453	27,453	49.33	2/16/2022	—	
	2/19/2013	Options	22,652	22,652	46.78	2/19/2023	—	
	2/19/2014	Options	17,158	17,158	58.54	2/19/2024	—	
	2/18/2015	Restricted Stock	7,393				105,572	100% in 2019
	2/18/2015	Options	46,500	34,875	42.29	2/18/2025	—	100% in 2019
	2/17/2016	Restricted Stock	21,145				301,951	100% in 2019
	2/17/2016	Performance Stock Unit	39,056				557,720	100% in 2018, subject to performance (1)
	2/15/2017	Restricted Stock	35,667				509,325	50% in each of 2019 and 2020
	2/15/2017	Performance Stock Unit	26,351				376,292	100% in 2019, subject to performance (2)
	2/14/2018	Restricted Stock	88,116				1,258,296	33% in each of 2019, 2020 and 2021
	2/14/2018	Performance Stock Unit	44,058				629,148	100% in 2020, subject to performance (3)
Total			401,286	127,875			$ 3,738,304	

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Lloyd A. Hajdik	2/19/2014	Options	5,662	5,662	$ 58.54	2/19/2024	$ —	
	2/18/2015	Restricted Stock	2,423				34,600	100% in 2019
	2/18/2015	Options	15,230	11,423	42.29	2/18/2024	—	100% in 2019
	2/17/2016	Restricted Stock	7,648				109,213	100% in 2019
	2/17/2016	Performance Stock Unit	14,126				201,719	100% in 2018, subject to performance (1)
	8/23/2016	Restricted Stock	10,222				145,970	100% in 2019
	2/15/2017	Restricted Stock	13,718				195,893	50% in each of 2019 and 2020
	2/15/2017	Performance Stock Unit	10,135				144,728	100% in 2019, subject to performance (2)
	2/14/2018	Restricted Stock	34,783				496,701	33% in each of 2019, 2020 and 2021
	2/14/2018	Performance Stock Unit	17,392				248,358	100% in 2020, subject to performance (3)
Total			**131,339**	**17,085**			**$ 1,577,182**	
Christopher E. Cragg	2/17/2011	Options	4,289	4,289	$ 43.95	2/17/2021	$ —	
	2/16/2012	Options	7,721	7,721	49.33	2/16/2022	—	
	2/19/2013	Options	6,863	6,863	46.78	2/19/2023	—	
	2/19/2014	Options	6,863	6,863	58.54	2/19/2024	—	
	2/18/2015	Restricted Stock	2,777				39,656	100% in 2019
	2/18/2015	Options	17,480	13,110	42.29	2/18/2025	—	100% in 2019
	2/17/2016	Restricted Stock	8,098				115,639	100% in 2019
	2/17/2016	Performance Stock Unit	14,958				213,600	100% in 2018, subject to performance (1)
	2/15/2017	Restricted Stock	13,718				195,893	50% in each of 2019 and 2020
	2/15/2017	Performance Stock Unit	10,135				144,728	100% in 2019, subject to performance (2)
	2/14/2018	Restricted Stock	34,783				496,701	33% in each of 2019, 2020 and 2021
	2/14/2018	Performance Stock Unit	17,392				248,358	100% in 2020, subject to performance (3)
Total			**145,077**	**38,846**			**$ 1,454,575**	
Lias J. Steen	2/17/2011	Options	4,289	4,289	$ 43.95	2/17/2021	$ —	
	2/16/2012	Options	7,721	7,721	49.33	2/16/2022	—	
	2/19/2013	Options	6,863	6,863	46.78	2/19/2023	—	
	2/19/2014	Options	6,863	6,863	58.54	2/19/2024	—	
	2/18/2015	Restricted Stock	2,695				38,485	100% in 2019
	2/18/2015	Options	16,955	12,717	42.29	2/18/2025	—	100% in 2019
	2/17/2016	Restricted Stock	7,648				109,213	100% in 2019
	2/17/2016	Performance Stock Unit	14,126				201,719	100% in 2018, subject to performance (1)
	2/15/2017	Restricted Stock	13,169				188,053	50% in each of 2019 and 2020
	2/15/2017	Performance Stock Unit	9,730				138,944	100% in 2019, subject to performance (2)
	2/14/2018	Restricted Stock	52,174				745,045	33% in each of 2019, 2020 and 2021
Total			**142,233**	**38,453**			**$ 1,421,459**	

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Philip S. Moses	2/17/2011	Options	5,147	5,147	$ 43.95	2/17/2021	$ —	
	2/16/2012	Options	5,147	5,147	49.33	2/16/2022	—	
	2/19/2013	Options	5,147	5,147	46.78	2/19/2023	—	
	2/19/2014	Options	4,461	4,461	58.54	2/19/2024	—	
	2/18/2015	Restricted Stock	1,773				25,318	100% in 2019
	2/18/2015	Options	11,135	8,352	42.29	2/18/2025	—	100% in 2019
	2/17/2016	Restricted Stock	7,648				109,213	100% in 2019
	2/17/2016	Performance Stock Unit	14,126				201,719	100% in 2018, subject to performance (1)
	2/15/2017	Restricted Stock	13,169				188,053	50% in each of 2019 and 2020
	2/15/2017	Performance Stock Unit	9,730				138,944	100% in 2019, subject to performance (2)
	2/14/2018	Restricted Stock	27,826				397,355	33% in each of 2019, 2020 and 2021
	2/14/2018	Performance Stock Unit	13,914				198,692	100% in 2020, subject to performance (3)
Total			119,223	28,254			$ 1,259,294	

(1) Performance-based stock award reported at actual level of performance achieved as approved by the Compensation Committee on January 4, 2019 (125% of target).

(2) Performance-based stock award reported at 100% of target. Actual performance level indicated through the partial performance period ended on December 31, 2018 was 93% of target.

(3) Performance-based stock award reported at 200% of target which was the actual performance level indicated through December 31, 2018.

STOCK VESTED

The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of stock awards and the value realized, in each case before payment of any applicable withholding tax or exercise prices. None of our Named Executive Officers exercised stock options during 2018.

Name	Stock Awards (1)	
	Number of Shares Acquired on Vesting (#)	Pre-tax Value Realized on Vesting ($)
Cindy B. Taylor	54,095	1,470,552
Lloyd A. Hajdik	29,684	869,816
Christopher E. Cragg	20,093	546,138
Lias J. Steen	19,287	524,230
Philip S. Moses	17,294	469,821

(1) Reflects shares received pursuant to restricted stock awards under the Equity Participation Plan for grants made in 2014 through 2017 to each Named Executive Officer. The value realized upon vesting of these awards represents the aggregate dollar amount realized by the Named Executive Officer upon vesting computed by multiplying the number of shares of stock by the closing price of the underlying shares on the applicable vesting date.

NONQUALIFIED DEFERRED COMPENSATION

Deferred Compensation Plan

The Company maintains the Deferred Compensation Plan, which is a nonqualified deferred compensation plan for U.S. citizens that permits our directors and eligible employees to elect to defer all or a part of their cash compensation (base and/or incentive pay) from us until the termination of their status as a director or employee or a change of control.

Employees that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. The Compensation Committee administers the Deferred Compensation Plan. Participating employees are eligible to receive from the Company a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from the Company under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions.

Participants in the Deferred Compensation Plan are able to invest contributions made to the Deferred Compensation Plan in investment funds approved by a Retirement Plan Compensation Committee, which also mirror the 401(k) plan investment funds. The Company percentage match on employee contributions vests in the same manner as in the Company's 401(k) plan. Employee contributions into the Deferred Compensation Plan are automatically vested and an employee can defer all of their salary and bonus compensation. Since the investment choices under the Deferred Compensation Plan are identical to the choices available under our 401(k) Plan, no above market or preferential earnings are provided under the Deferred Compensation Plan. As such, no earnings on Deferred Compensation Plan amounts are reported in the Summary Compensation table. The Compensation Committee has established a grantor trust to hold the amounts deferred under the Deferred Compensation Plan by the Company's officers, directors and other employees. All amounts deferred under the Deferred Compensation Plan remain subject to the claims of the Company's creditors.

Allocation of net income (or net loss) in each participant's account is divided into sub accounts to reflect each participant's deemed investment designation in a particular fund(s).

Generally, each participant in the Deferred Compensation Plan will receive (i) a lump sum distribution or installment payments (at the participant's election) upon termination of the participant's service with the Company and its affiliates or (ii) a lump sum distribution upon a change of control (as defined in the Equity Participation Plan). For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 due to the Key Employee's "separation from service" will generally be delayed at least six months. Any other withdrawals by the participant will be made in compliance with limitations imposed under Section 409A of the Internal Revenue Code.

Detailed below is activity in the Deferred Compensation Plan for each Named Executive Officer.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contribution in Last Fiscal Year ($) (2)	Aggregate Earnings (Loss) in Last Fiscal Year ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Cindy B. Taylor	126,176	87,159	(256,393)	—	3,203,947
Lloyd A. Hajdik	33,515	18,314	(22,137)	—	201,617
Christopher E. Cragg	122,784	49,929	(66,361)	—	1,123,721
Lias J. Steen	43,828	15,140	(37,190)	—	481,105
Philip S. Moses	38,201	6,784	(58,209)	—	600,529

(1) All contribution amounts for the last fiscal year reported in this table are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" amounts reported in the Summary Compensation Table for 2018.

(2) Amounts reported as Company matching contributions or adjustments in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2018.

(3) This column represents net unrealized appreciation, depreciation, dividends and distributions from mutual fund and other investments for 2018 associated with investments held in the Deferred Compensation Plan for Mrs. Taylor and Messrs. Hajdik, Cragg, Steen and Moses.

Beginning in 2017, the Company elected to include company owned life insurance as a component of the Deferred Compensation Plan to partially fund the cost of the plan with life insurance proceeds if a consenting participant dies. In the event of death of a consenting participant, the Company will directly receive the full death benefit. For consenting participants who are still actively employed by the Company, the Company has agreed to pay a survivor benefit equal to 50% of the individual coverage amount to their designated beneficiary.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The table below reflects the amount of compensation to each of our Named Executive Officers of the Company in the event of a qualified termination, which is defined as (i) an involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control". "Cause" is generally defined as executive's conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; executive's commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary; executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs; or executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company. "Good Reason" generally means a material reduction in executive's authority, duties or responsibilities l; a material reduction of executive's compensation and benefits; the Company's failure to obtain a written agreement from any successor or assigns of the Company to assume and perform the executive agreement; or the Company requires executive, without executive's consent, to relocate more than 50 miles. "Change of Control" shall generally mean any person acquires beneficial ownership of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if the Company engages in a merger or consolidation in which the Company or surviving entity in such merger or consolidation becomes a subsidiary of another entity, then references to the Company's then outstanding securities shall be deemed to refer to the outstanding securities of such parent entity; a change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are incumbent directors (as defined in the applicable Executive Agreements). See "Compensation Discussion and Analysis—Executive and Change of Control Agreements" herein for additional information. The scope and terms of compensation due to each Named Executive Officer upon voluntary terminations, early retirement, retirement, for Cause termination and in the event of disability or death of the executive are the same as other salaried employees.

The amounts shown in the table, which follows, assume that such qualified termination or a Change of Control was effective as of December 31, 2018 and, therefore, include compensation earned through such date. The table includes estimate amounts because actual amounts to be paid can only be determined at the time of such executive's separation from the Company or upon a Change of Control.

Executive and Change of Control Agreements

Pursuant to the Company's Named Executive Officers' Executive Agreements, if the executive is terminated by the Company following a Change of Control (other than termination by the Company for Cause, or by reason of death or disability), or if the executive voluntarily terminates employment for Good Reason, in either case, during the 24-month period following a Change of Control, then the executive is entitled to receive (i) a lump sum severance payment of two times (or two and a half in the case of Mrs. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination, (ii) health benefits until the earlier of (A) 36 months and (B) the date the executive begins receiving comparable benefits from a subsequent employer, (iii) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (iv) outplacement services equal to a maximum of 15% of the executive's salary at the time of termination until the earliest to occur of (A) December 31 of the second calendar year following the year of termination and (B) the date the executive accepts subsequent employment. Unlike "single trigger" plans that pay out immediately upon a change of control, the executive agreements require a "double trigger" (i.e. a change of control followed by a qualified termination) for the payment of severance. However, the Executive Agreements provide that upon a Change in Control alone all restricted stock, performance-based stock, phantom stock and options will become vested, that all restrictions on such awards will lapse and that outstanding stock options will remain exercisable for the remainder of their terms.

If the executive is terminated by the Company not for Cause other than during the 24-month period following a Change of Control, the Executive Agreements provide (i) (i) for a lump sum severance payment of one times (or one and one half with respect to Mrs. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination, (ii) that all restrictions on restricted stock and phantom stock units will lapse and (iii) for continued health benefits for 12 months. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Executive Agreements entered into with Mrs. Taylor and Mr. Cragg during 2001, and Mr. Steen during 2009 contain excise tax gross up protection. Executive Agreements entered into with Messrs. Hajdik and Moses do not contain excise tax gross up protection.

To receive benefits under the Executive Agreement, the executive officer will be required to execute a release of all claims against the Company.

Deferred Compensation Plan

Generally, each participant in the Deferred Compensation Plan will receive, at the participant's election, a lump sum distribution or installment payments upon a change of control or a termination of the participant's service with the Company and its affiliates. For

"Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other withdrawals by the participant will be made in good faith compliance with Section 409A limitations.

Equity and Performance-Based Awards

The Company's stock option agreements provide that, in the event of an employee's disability, retirement or death, outstanding unvested stock options will become fully vested and will be exercisable for a period of one year following the employee's date of termination due to disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code), retirement (on or after attainment of age 65 or, with the Compensation Committee's express written consent, on or after the age of 55) or death. The Company's restricted stock award agreements provide that restricted stock awards will become fully vested on (i) the date a Change of Control occurs or (ii) the termination of an employee's employment due to his death or a disability that entitles the employee to receive benefits under a long-term disability plan of the Company. The Company's performance-based award agreements provided that, if prior to the eighteen-month anniversary of the grant date of the award, (A) a Change of Control occurs, or (B) the employee retires or becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at such level as specified in the applicable award agreement.

The performance-based awards contain potential acceleration provisions that will depend upon the timing of the acceleration event in relation to the grant date of the award. Prior to the eighteen-month anniversary of the grant date of the award, in the event that a Change of Control occurs, or the employee becomes disabled or dies, then

the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or a "determined percentage" of target. The determined percentage would be calculated using the actual level of performance attained for the award on the last day of the fiscal quarter that immediately precedes the Change of Control or the termination event, as applicable. In the event that the acceleration is due to the employee's disability or death, the determined percentage will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period.

On or after the eighteen-month anniversary of the grant date of the performance-based award, in the event that a Change of Control occurs or the employee becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or the "determined percentage" of target described above. Also following the eighteen-month anniversary of the grant date, in the event that the employee retires (defined as a termination after the age of 60 that is due to a reason other than death or disability), the performance-based award will vest based upon actual performance on the date of the employee's retirement, but the award will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period.

Quantification of Payments

Shown in the table below are potential payments upon the assumed (i) involuntary not for Cause termination of our Named Executive Officers other than during the 24-month period following a Change of Control, or (ii) involuntary not for Cause termination or termination by the Named Executive Officer for "Good Reason," in either case, during the 24-month period following a Change of

Control of the Company, occurring as of December 31, 2018. In addition, the tables that follow show the potential payments upon the hypothetical (i) disability, retirement or death of our Named Executive Officers, and (ii) Change of Control of the Company, in each case, occurring as of December 31, 2018.

Executive Benefits and Payments Upon Separation		Potential Payments Upon Termination and Change of Control			
		Involuntary Not for Cause Termination without a Change of Control on 12/31/2018	Termination with a Change of Control on 12/31/2018	Disability, Retirement, or Death on 12/31/2018	Change of Control on 12/31/2018
Cindy B. Taylor	Compensation:				
	Cash Severance	$ 2,550,000	$ 4,250,000	$ —	$ —
	Stock Options (1)	—	—	—	—
	Stock Awards (1)	3,312,189	3,312,189	3,312,189	3,312,189
	Performance Cash Awards (2)	633,333	633,333	633,333	633,333
	Benefits & Perquisites:				
	Health and Welfare Benefits (3)	21,618	32,427	—	—
	Outplacement Assistance (4)	—	127,500	—	—
	Tax Gross Up	—	—	—	—
Total		$ 6,517,140	$ 8,355,449	$ 3,945,522	$ 3,945,522
Lloyd A. Hajdik	Compensation:				
	Cash Severance	$ 761,250	$ 1,522,500	$ —	$ —
	Stock Options (1)	—	—	—	—
	Stock Awards (1)	1,412,663	1,412,663	1,412,663	1,412,663
	Performance Cash Awards (2)	250,000	250,000	250,000	250,000
	Benefits & Perquisites:				
	Health and Welfare Benefits (3)	21,618	32,427	—	—
	Outplacement Assistance (4)	—	65,250	—	—
Total		$ 2,445,531	$ 3,282,840	$ 1,662,663	$ 1,662,663
Christopher E. Cragg	Compensation:				
	Cash Severance	$ 810,000	$ 1,620,000	$ —	$ —
	Stock Options (1)	—	—	—	—
	Stock Awards (1)	1,287,670	1,287,670	1,287,670	1,287,670
	Performance Cash Awards (2)	250,000	250,000	250,000	250,000
	Benefits & Perquisites:				
	Health and Welfare Benefits (3)	21,618	32,427	—	—
	Outplacement Assistance (4)	—	67,500	—	—
	Tax Gross Up	—	—	—	—
Total		$ 2,369,288	$ 3,257,597	$ 1,537,670	$ 1,537,670
Lias J. Steen	Compensation:				
	Cash Severance	$ 761,250	$ 1,522,500	$ —	$ —
	Stock Options (1)	—	—	—	—
	Stock Awards (1)	1,381,119	1,381,119	1,381,119	1,381,119
	Benefits & Perquisites:				
	Health and Welfare Benefits (2)	21,618	32,427	—	—
	Outplacement Assistance (3)	—	65,250	—	—
	Tax Gross Up	—	—	—	—
Total		$ 2,163,987	$ 3,001,296	$ 1,381,119	$ 1,381,119
Philip S. Moses	Compensation:				
	Cash Severance	$ 675,000	$ 1,350,000	$ —	$ —
	Stock Options (1)	—	—	—	—
	Stock Awards (1)	1,119,609	1,119,609	1,119,609	1,119,609
	Performance Cash Awards (2)	200,000	200,000	200,000	200,000
	Benefits & Perquisites:				
	Health and Welfare Benefits (3)	21,618	32,427	—	—
	Outplacement Assistance (4)	—	56,250	—	—
Total		$ 2,016,227	$ 2,758,286	$ 1,319,609	$ 1,319,609

(1) Reflects the value of unvested stock options, restricted stock awards and performance-based stock awards as of December 31, 2018 that would be accelerated as a result of the separation event based on the Company's stock price of $14.28, which was the closing market price of the Company's common stock as of December 31, 2018. Performance-based stock awards have been quantified assuming that the performance period ended on December 31, 2018 and that the performance level achievement would have been at target for the 2016, 2017 and 2018 awards; however, the actual performance level achieved at December 31, 2018 was 125% of target for the 2016 awards, 93% of target for the 2017 awards and 200% of target for the 2018 awards. The amounts reported in the "Stock Options" row, if any, would also be realized by the Named Executive Officers in the event of a Named Executive Officer's disability, retirement or death occurring on December 31, 2018. In addition, the amounts reported in the "Stock Awards" row would be realized by our Named Executive Officers in the event of the occurrence of a Change of Control (without the occurrence of a qualified termination) or upon our Named Executive Officer's death or disability, in each case, occurring on December 31, 2018.

(2) Reflects the value of unvested performance-based cash awards as of December 31, 2018. Performance-based cash awards have been reported assuming that the performance period ended on December 31, 2018 and that the performance level achievement was at target for the 2018 awards. The actual performance level estimated through December 31, 2018 was also at 100% of target.

(3) Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of the Named Executive Officer under the Company's health and welfare benefit plans for the applicable continuation period specified in the Executive Agreements.

(4) Reflects the maximum amount of outplacement assistance that would be provided for the Named Executive Officer pursuant to the Executive Agreement.

2018 CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mrs. Taylor. Due to the acquisitions of GEODynamics, Inc. which was completed on January 12, 2018 and Falcon Flowback Services LLC on February 28, 2018, our employee population experienced a material change and therefore we have recalculated our median employee. The amounts and ratios described below have been prepared pursuant to applicable rules. Although some amounts may represent actual dollars paid to our CEO or that would be paid to our hypothetical median employee, other amounts are estimates based on certain assumptions or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with accounting rules, but do not represent actual dollars received (e.g., dollar values of our CEO's stock awards). The explanations herein contain important estimates, assumptions and other information regarding our CEO pay ratio disclosures.

For 2018, our last completed fiscal year:

- Mrs. Taylor had total annual compensation of $4,796,971 as reflected in the Summary Compensation Table included in this Proxy Statement.
- Our median employee's annual total compensation was $57,106.
- As a result, we estimate that Mrs. Taylor's 2018 annual total compensation was approximately 84 times that of our median employee.

To identify the median employee, we took the following steps:

- We determined that, as of December 31, 2018, our employee population consisted of 3,926 individuals (as reported in Item 1, *Business*, in our 2018 Form 10-K). This population consisted of our full-time and part-time employees (including both active employees and employees on leave as of December 31, 2018).

- We selected December 31, 2018 as our identification date for determining our median employee because it enabled us to make such identification in a reasonably efficient and economic manner by utilizing 2018 compensation amounts.
- We used a consistently applied compensation measure to identify our median employee by comparing the actual amount of salary or wages as reflected in our payroll records. Compensation was not annualized for employees that were not employed by us for all of 2018.
- For our employees located outside of the United States, we obtained similar payroll records and converted such information into U.S. dollars using the year-end currency exchange rate.
- For GEODynamics, Inc. employee population, we used the time period of January 12, 2018 (date of acquisition) to December 31, 2018. Compensation was not annualized for these employees.
- For Falcon Flowback Services, LLC employee population, we used the time period of February 28, 2018 (date of acquisition) to December 31, 2018. Compensation was not annualized for these employees.

To determine the annual total compensation of our median employee and our CEO, we took the following steps:

- After we identified our median employee, we combined all of the elements of such employee's compensation for the 2018 year in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $57,106.
- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2018 Summary Compensation Table included in this Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The table below provides information relating to our equity compensation plans as of December 31, 2018:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	681,894	49.00	2,464,386
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	681,894	49.00	2,464,386

Our Equity Participation Plan was approved by our stockholders. Based upon the December 31, 2018 closing stock price of $14.28, all outstanding stock options are out-of-the-money.

ITEM 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2019. The Audit Committee's decision to re-appoint our independent auditor was based on the following considerations: quality and performance of the lead audit partner and the overall engagement team, knowledge of the energy industry and company operations, global capabilities and technical expertise, auditor independence and objectively, and the potential impact of rotating to another independent audit firm. Based on these considerations, the Audit Committee believes that the selection of Ernst & Young LLP is in the best interest of the Company and its stockholders. Therefore, the Audit Committee recommends that stockholders ratify the appointment of Ernst & Young LLP. Ernst & Young LLP has audited the Company's consolidated financial statements since May 2000. Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019 will require the affirmative vote of the holders of a majority of the shares present and entitled to be voted at the Annual Meeting. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will reconsider its decision.

AUDIT FEE DISCLOSURE

The following table shows the aggregate fees billed by, and paid to, Ernst & Young LLP for services rendered in each of the last two fiscal years:

	2018	2017
	($ in thousands)	
Audit Fees	2,511	1,944
Audit-Related Fees	4	57
Tax Fees	81	45
All Other Fees	—	—
Total	2,596	2,046

Audit Fees. Audit fees relate primarily to the audit and quarterly reviews of the consolidated financial statements, the audit of internal controls over financial reporting, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with accounting consultations billed as audit services, in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). The increase in the 2018 audit fees compared to 2017 was primarily due to incremental audit services related to the 2018 acquisitions and financing transactions.

Audit-Related Fees. Fees for audit-related services relate primarily to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements not reported above under "Audit Fees", and principally include non-audit procedures in connection with acquisitions, accounting consultations, and internal control reviews.

Tax Fees. Tax fees include fees for professional services provided for tax compliance, tax advice and tax planning, except those rendered in connection with the audit.

The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all auditing services and permitted non-audit services to be performed for the Company by our independent registered public accounting firm in order to verify that the provision of such services does not impair the independent registered public accounting firm's independence. The Audit Committee has adopted the Audit Committee Pre-Approval Policy, effective as of February 19, 2008, pursuant to which the Audit Committee has granted general pre-approval of the specified audit, audit-related, tax and other permitted services. The pre-approval policy provides that the Audit Committee must be promptly informed of the provision of any pre-approved services. Services to be provided by our independent registered public accounting firm that have not received general pre-approval, as set forth in the pre-approval policy, require specific pre-approval by the Audit Committee and must be submitted to the Audit Committee by the Chief Financial Officer or the Vice President, Controller and Chief Accounting Officer. Any such submission must include a statement as to whether, in such officer's view, the request or application is consistent with maintaining the independence of the independent registered public accounting firm in accordance with the SEC's rules on auditor independence. All services rendered by Ernst & Young LLP in 2018 were subject to our pre-approval policy. The Company has not agreed to indemnify Ernst & Young LLP in connection with any of their work, except for limited indemnification for certain tax compliance and tax advisory engagements. The Company has a policy that the hiring of any alumni of the Company's registered independent accounting firm must be pre-approved by either the Chief Financial Officer or the Vice President, Controller and Chief Accounting Officer to promote compliance with independence regulations. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement, if such representatives desire to do so. The representatives of Ernst & Young LLP will also be available to answer questions and discuss matters pertaining to the Report of Independent Registered Public Accounting Firm contained in the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2018.

Vote Required

Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019 will require the affirmative vote of the holders of a majority of the shares present and entitled to be voted at the Annual Meeting.

For purposes of voting on the ratification of the selection of our independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

The Board of Directors recommends that stockholders vote **"FOR"** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019.

AUDIT COMMITTEE REPORT

The Audit Committee: (1) reviewed and discussed with the Company's management its audited financial statements for the year ended December 31, 2018; (2) discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees; (3) received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm communications with the Audit Committee concerning independence; and (4) discussed with the independent registered public accounting firm the independent registered public accounting firm independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2018, be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee:

William T. Van Kleef, Chairman
Darrell E. Hollek
S. James Nelson, Jr.
Christopher T. Seaver

SECURITY OWNERSHIP

The following table sets forth, as of March 13, 2019 (except as otherwise indicated), information regarding common stock beneficially owned by:

- each person we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;
- each of our Named Executive Officers;

- each of our directors, including nominees; and
- all current directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owners (1)	Beneficial Ownership	
	Shares	Percentage (2)
BlackRock, Inc. (3) 55 East 52nd Street New York, NY 10055	9,022,038	14.9%
FMR LLC (4) 245 Summer Street Boston, Massachusetts 02210	8,628,479	14.3%
Vanguard Group (5) 100 Vanguard Blvd Malvern, PA 19355	5,762,682	9.5%
Dimensional Fund Advisors LP (6) Building One, 6300 Bee Cave Road Austin, Texas 78746	5,045,932	8.3%
AllianceBerstein L.P. (7) 1345 Avenue of the Americas New York, NY 10105	4,534,308	7.5%
Cindy B. Taylor (8)	650,493	1.1%
Lloyd A. Hajdik (8)	82,134	*
Christopher E. Cragg (8)	162,898	*
Lias J. Steen (8)	163,810	*
Philip S. Moses (8)	81,037	*
Lawrence R. Dickerson	12,415	*
Darell E. Hollek	—	*
S. James Nelson, Jr.	39,010	*
Robert L. Potter	5,822	*
Christopher T. Seaver	27,042	*
William T. Van Kleef	35,574	*
Stephen A. Wells	62,678	*
E. Joseph Wright	—	*
All directors and executive officers as a group (14 persons) (8)	1,327,281	2.2%

*   Less than one percent.

(1)   Unless otherwise indicated, the address of each beneficial owner is c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

(2)   Based on total shares outstanding of 60,496,143 as of March 13, 2019.

(3)   Based on a Schedule 13G-A (Amendment No. 10) filed on January 29, 2019 pursuant to the Exchange Act, the shares reported represent the aggregate beneficial ownership by BlackRock, Inc. and certain of its affiliates. BlackRock, Inc. may be deemed to have sole voting power with respect to 8,863,518 shares and sole dispositive power with respect to 9,022,038 shares. Blackrock has no shared voting or dispositive power with respect to any of the shares shown.

(4)   Based on a Schedule 13G-A (Amendment No. 16) filed on February 13, 2019 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by FMR LLC ("FMR") (together with its wholly-owned subsidiaries). FMR may be deemed to have sole voting power with respect to 370,906 shares and sole dispositive power with respect to 8,628,479 shares. FMR has no shared voting or dispositive power with respect to any of the shares shown.

(5)   Based on a Schedule 13G-A (Amendment No. 5) filed on February 11 with the SEC pursuant to the Exchange Act. The shares reported represent the aggregated beneficial ownership by the Vanguard Group. The Vanguard Group may be deemed to have the sole voting power with respect to 59,497 shares and sole dispositive power with respect to 5,701,639 shares. The Vanguard Group has shared voting power with respect to 7,073 shares and shared dispositive power with respect to 61,043 shares.

(6)   Based on a Schedule 13G-A (Amendment No. 2) filed on February 8, 2019 pursuant to the Exchange Act, the shares reported represent the aggregate beneficial ownership by Dimensional Fund Advisors LP. and certain of its affiliates. Dimensional Fund Advisors LP. may be deemed to have sole voting power with respect to 4,909,785 shares and sole dispositive power with respect to 5,045,932 shares.

(7)   Based on a Schedule 13G-A (Amendment No. 2) filed on February 13, 2019 pursuant to the Exchange Act, the shares reported represent the aggregate beneficial ownership by AllianceBerstein L.P. and certain of its affiliates. AllianceBerstein L.P. may be deemed to have sole voting power with respect to 3,875,628 shares and sole dispositive power with respect to 4,500,120 shares and shared dispositive power with respect to 34,188 shares. AllianceBerstein has no shared voting power with respect to any of the shares shown.

(8)   Includes shares that may be acquired within 60 days of February 28, 2019 through the exercise of options to purchase shares of our common stock as follows: Mrs. Taylor—139,500; Mr. Hajdik—20,892; Mr. Cragg—43,216; Mr. Steen—42,691; Mr. Moses—31,037; and all directors and executive officers combined—277,336.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers, directors and persons who own more than 10% of our common stock to file initial reports of ownership and changes in ownership with the SEC and the NYSE. Such persons are also required to furnish the Company with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us and representations from certain reporting persons, we believe that, during 2018, all of our executive officers, directors and beneficial owners of more than 10% of our common stock complied with all Section 16(a) filing requirements applicable to them.

INFORMATION ABOUT THE MEETING AND VOTING

SOLICITATION

The following information is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Oil States International, Inc., a Delaware corporation, regarding matters to be voted on at the Annual Meeting of the Company, which will be held at Two Allen Center at 1200 Smith Street, 12th Floor (Forum Room), Houston, Texas, 77002, on the 7th day of May, 2019, at 9:00 a.m. central daylight time, for the following purposes:

(1) To elect two (2) Class III members of the Board of Directors to serve until the 2022 Annual Meeting of Stockholders;

(2) To conduct an advisory vote to approve executive compensation;

(3) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019;

(4) To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

If you are a stockholder of record, you may revoke your proxy at any time before it is exercised by: (1) sending a written statement revoking your proxy to William E. Maxwell, Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002; (2) submitting a properly signed proxy with new voting instructions with a later date; or (3) voting in person at the Annual Meeting. If your shares are held in street name and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, banker or nominee in accordance with the entity's procedures. If you return your signed proxy to us before the Annual Meeting, we will vote your shares as you direct. If you do not specify on your signed proxy card how you want to vote your shares, we will vote them "FOR" the election of all nominees for director as set forth under "Item 1: Election of Directors" on page 12; "FOR" the approval of executive compensation set forth under "Item 2: Advisory Vote on Executive Compensation" on page 30; and "FOR" the ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm as set forth under "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" on page 53. If any other business is brought before the meeting, any unspecified proxies will be voted in accordance with the judgment of the persons voting those shares.

The cost of soliciting proxies will be paid by the Company. In addition to the use of the mail, proxies may be solicited by the directors, officers and employees of the Company without additional compensation, by personal interview, telephone, telegram, or other means of electronic communication. Arrangements also may be made with brokerage firms and other custodians, dealers, banks and trustees, or their nominees who hold the voting securities of record, for sending proxy materials to beneficial owners. Upon request, the Company will reimburse the brokers, custodians, dealers, banks, or their nominees for their reasonable out-of-pocket expenses. In addition, the Company has retained Morrow Sodali LLC to assist in the solicitation of proxies for which the Company will pay an estimated fee of $8,000. Computershare, the Company's transfer agent, will serve as the inspector of election for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on May 7, 2019

Pursuant to the "notice and access" rules adopted by the SEC we have elected to provide stockholders access to our proxy materials over the Internet. The approximate date on which this Proxy Statement, accompanying Notice of 2019 Annual Meeting of Stockholders and proxy card, and the Company's 2018 Annual Report on Form 10-K are first being made available to stockholders at www.investorvote.com/OIS is March 27, 2019. The Notice will be sent to all of our stockholders as of the close of business on March 13, 2019 (the "Record Date"). The Notice includes instructions on how to access our proxy materials over the Internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

Choosing to receive your future proxy materials by e-mail will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company's Annual Meetings of Stockholders on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

The Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 19, 2019 is available to all stockholders entitled to vote at the Annual Meeting at www.investorvote.com/OIS but does not constitute a part of the proxy soliciting material.

This Proxy Statement and the form of proxy are first being made available to stockholders beginning March 27, 2019 at www.investorvote.com/OIS.

QUORUM AND VOTING RIGHTS

Oil States International, Inc., a Delaware corporation, ("Company," "Oil States," "we," "us," and "our" refer to Oil States International, Inc. and its subsidiaries), has one outstanding class of security that entitle holders to vote at meetings of the Company's stockholders, its common stock, par value $.01 per share. Each share of common stock outstanding on the record date is entitled to one vote. Stockholders may not cumulate their votes. There are no matters that require a supermajority vote under our certificate of incorporation. Our bylaws permit amendment by a majority vote of stockholders.

The record date for the stockholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 13, 2019. At the record date, 60,496,143 shares of common stock were outstanding and entitled to be voted at the Annual Meeting.

The presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of the Company entitled to vote generally in the election of directors as of the record date is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present, the stockholders entitled to vote who are present in person or by proxy at the Annual Meeting have the power to adjourn the Annual Meeting from time to time, without notice other than an announcement at the Annual Meeting, until a quorum is present. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified.

Directors will be elected by a plurality of the votes cast. However, in accordance with the Company's corporate governance guidelines, which were last amended on February 19, 2014, any director who does not receive a majority of votes cast in an uncontested election is required to tender his or her resignation for consideration by the Nominating & Corporate Governance Committee following certification of the stockholders vote. The Nominating & Corporate Governance Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. The Board of Directors will render its decision on the tendered resignation with the affected director abstaining. Ratification of the selection of the Company's independent registered public accounting firm and approval of the advisory vote on executive compensation each requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to be voted at the Annual Meeting. An automated system that the Company's transfer agent administers will tabulate the votes. Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners.

Under the applicable rules of the NYSE, brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. If you hold your shares in street name and you do not give voting instructions to your broker, pursuant to NYSE Rule 452, your broker will not be permitted to vote your shares with respect to "Item 1: Election of Directors" or "Item 2: Advisory Vote on Executive Compensation," and your shares will be considered "broker non-votes" with respect to these proposals. If you are a street name stockholder, and you do not give voting instructions, your broker will nevertheless be entitled to vote your shares with respect to "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the discretion of the broker. Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting. Abstentions and broker non-votes will count in determining whether a quorum is present at the Annual Meeting. Both abstentions and broker non-votes will not have any effect on the outcome of voting on director elections. For purposes of voting on the ratification of the selection of the Company's independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and therefore will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

A proxy in the accompanying form that is properly signed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. Any properly executed proxy on which no contrary instructions have been indicated about a proposal will be voted as follows with respect to the proposal: FOR the election of the two persons named in this Proxy Statement as the Board of Directors' nominees for election to the Board of Directors; FOR the approval of the advisory vote on executive compensation; FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm; and in accordance with the discretion of the holders of the proxy with respect to any other business that properly comes before the stockholders at the Annual Meeting. The Board of Directors knows of no matters, other than those previously stated, to be presented for consideration at the Annual Meeting. The persons named in the accompanying Proxy Statement may also, in their discretion, vote the proxy to adjourn the Annual Meeting from time to time.

STOCKHOLDERS SHARING THE SAME ADDRESS

The Company is sending only one copy of its Proxy Statement to stockholders who share the same address, unless they have notified the Company that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you received householded mailing this year and you would like to have additional copies of the Company's

Proxy Statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to the Secretary of the Company either orally or in writing to Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. You may also contact the Company if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

STOCKHOLDER PROPOSALS

Stockholders interested in submitting a proposal for inclusion in our proxy materials and for presentation at the 2020 Annual Meeting of Stockholders must follow the procedures set forth in Rule 14a-8 under the Exchange Act, and any such proposal must be received by our Secretary no later than the close of business on November 23, 2019.

As more specifically provided for in our bylaws, in order for a nomination of persons for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) to be properly brought before our Annual Meeting of Stockholders, it must be either specified in our notice of the meeting or otherwise brought before the meeting by or at the direction of our Board of Directors or by a stockholder of record at the time the notice was provided, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. A stockholder making a nomination for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) for the 2020 Annual Meeting of Stockholders must deliver proper notice to our Secretary at least 120 days prior to the first anniversary date of Annual Meeting. In other words, for a stockholder nomination for election to our Board or a proposal of business to be considered at the 2020 Annual Meeting of Stockholders, it should be properly

submitted to our Secretary no later than January 8, 2020 (provided, however, that in the event that the date of the 2020 Annual Meeting of Stockholders is more than 30 calendar days before or more than 30 calendar days after May 7, 2020, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (A) the 120th calendar day prior to the Annual Meeting or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us).

If we increase the number of directors to be elected at an Annual Meeting of Stockholders, and do not make a public announcement naming all of the nominees for director and specifying the size of the increased Board of Directors at least 120 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders, a stockholder's notice regarding the nominees for the new positions created by the increase will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our Secretary not later than the close of business on the 10th day following the day on which the public announcement is first made. Please see "Committees and Meetings—Nominating & Corporate Governance Committee" for information regarding the submission of director nominees by stockholders. No stockholder proposal was received for inclusion in this Proxy Statement.